Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

OFFICE DEPOT, INC.,

LINCOLN MERGER SUB ONE, INC.,

LINCOLN MERGER SUB TWO, LLC,

THL PORTFOLIO HOLDINGS CORP.

and

THOMAS H. LEE EQUITY FUND VI, L.P., solely in its capacity as the Representative

Dated as of October 3, 2017

TABLE OF CONTENTS

ARTICLE 1 THE MERGERS		2

1.1	The Mergers	2

1.2	Closing and Effective Time	3

ARTICLE 2 CONVERSION OF SECURITIES IN THE MERGERS		4

2.1	Conversion of Securities	4

2.2	Payment for Securities; Surrender of Certificates	5

2.3	Dissenting Shares	8

2.4	Treatment of Company Options; Company Equity Plans	8

2.5	Fractional Shares	9

2.6	Conversion of Shares in the Follow-On Merger	9

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		9

3.1	Organization and Qualification; Subsidiaries	10

3.2	Capitalization	10

3.3	Authority	11

3.4	No Conflict	12

3.5	Required Filings and Consents	12

3.6	Permits; Compliance with Law	12

3.7	Financial Statements	13

3.8	No Undisclosed Liabilities or Leakage	14

3.9	Absence of Certain Changes or Events	14

3.10	Employee Benefit Plans	14

3.11	Labor and Other Employment Matters	16

3.12	Contracts	17

3.13	Litigation	19

3.14	Environmental Matters	19

3.15	Intellectual Property	20

3.16	Tax Matters	22

3.17	Insurance	23

3.18	Properties and Assets	23

3.19	Real Property	23

i

3.20	Brokers	24

3.21	Affiliated Transactions	24

3.22	Reorganization	24

3.23	Vote Required	24

3.24	Disclaimer of Warranties	24

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS		25

4.1	Organization, Qualification, Subsidiaries, etc.	25

4.2	Capitalization	26

4.3	Authority	26

4.4	No Conflict	27

4.5	Required Filings and Consents	27

4.6	SEC Filings; Financial Statements	28

4.7	Internal Controls	28

4.8	Compliance with Law	29

4.9	No Undisclosed Liabilities	29

4.10	Absence of Certain Changes or Events	30

4.11	Litigation	30

4.12	Ownership of Company Common Stock	30

4.13	No Required Vote	30

4.14	Financial Capability	30

4.15	Application of Takeover Protections	30

4.16	Ownership of Merger Subs; No Prior Activities	31

4.17	Brokers	31

4.18	Reorganization	31

4.19	Disclaimer of Warranties	31

ARTICLE 5 COVENANTS		31

5.1	Conduct of Business by the Company Pending the Closing	31

5.2	Conduct of Business by Parent Pending the Closing	34

5.3	Access to Information; Confidentiality	35

5.4	No-Solicitation	36

5.5	Company Stockholder Approval	36

ii

5.6	Appropriate Action; Consents; Filings	36

5.7	Public Announcements	38

5.8	Employee Benefit Matters	38

5.9	Indemnification of Directors and Officers	40

5.10	Preservation of Records	41

5.11	Parent Agreement Concerning Merger Sub	42

5.12	NASDAQ Listing Matters	42

5.13	FIRPTA Certificate	42

5.14	Reorganization	42

5.15	Termination of Affiliate Transactions or Interests	42

5.16	Lock-Up of Parent Shares	42

5.17	Restrictive Legend	43

5.18	Company Financing Cooperation	44

5.19	Representative	47

5.20	Tax Treatment	49

5.21	280G Matters	49

5.22	Stockholder Notice	50

5.23	No Leakage	50

5.24	Delivery of Certain Financial Statements	50

5.25	Representations and Warranties Insurance Policy	51

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		51

6.1	Conditions to Obligations of Each Party under this Agreement	51

6.2	Conditions to Obligations of Parent and Each Merger Sub	51

6.3	Conditions to Obligations of the Company	52

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		53

7.1	Termination	53

7.2	Effect of Termination	54

7.3	Amendment	55

7.4	Waiver	55

ARTICLE 8 INDEMNIFICATION		55

8.1	Survival	55

ii

8.2	Indemnification for Breach of Pre-Closing Covenants and Company Fundamental Representations	55

8.3	Claims Procedures	56

8.4	Certain Limitations	56

8.5	Exclusive Remedies	56

ARTICLE 9 GENERAL PROVISIONS		57

9.1	Non-Survival of Representations and Warranties	57

9.2	No Reliance	57

9.3	Fees and Expenses	58

9.4	Notices	58

9.5	Certain Definitions	59

9.6	Terms Defined Elsewhere	70

9.7	Headings	72

9.8	Severability	72

9.9	Entire Agreement	72

9.10	Parties in Interest	72

9.11	Assignment	72

9.12	Mutual Drafting; Interpretation	72

9.13	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	73

9.14	Counterparts; Electronic Delivery	74

9.15	Specific Performance	74

9.16	No Recourse	75

iv

Exhibits

Exhibit A	Letter of Transmittal and Accredited Investor Representations

Exhibit B	Written Consent

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 3, 2017 (this “Agreement”), is entered into by and among Office Depot, Inc., a Delaware corporation (“Parent”), Lincoln Merger Sub One, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub One”), and Lincoln Merger Sub Two, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Parent (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”), THL Portfolio Holdings Corp., a Delaware corporation (the “Company”) and, solely in its capacity as the representative for the Company Stockholders, Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (the “Representative”). All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Merger Sub One shall be merged with and into the Company (the “Initial Merger”), with the Company continuing as the surviving corporation and a direct, wholly owned subsidiary of Parent, followed immediately by the merger of the Company with and into Merger Sub Two (the “Follow-On Merger” and together with the Initial Merger, the “Mergers”), with Merger Sub Two continuing as the surviving entity and direct, a wholly owned subsidiary of Parent (as such, the “Surviving Company”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company has, upon the terms and subject to the conditions set forth herein, (a) determined that this Agreement and the transactions contemplated hereby, including the Mergers, (collectively, the “Transactions”) are advisable, fair to and in the best interests of the Company and its stockholders and (b) approved and declared advisable this Agreement and approved the consummation of the transactions contemplated by this Agreement, including the Mergers in accordance with the requirements of the DGCL;

WHEREAS, the respective boards of directors or equivalent governing body of Parent and each of the Merger Subs have, upon the terms and subject to the conditions set forth herein, (a) determined that this Agreement and the Transactions, are advisable, fair to and in the best interests of the Merger Subs and Parent, and its equityholders, as applicable, and (b) approved and declared advisable this Agreement and approved the consummation of the transactions contemplated by this Agreement, including the Mergers in accordance with the requirements of the DGCL or the DLLCA, as applicable, and (c) in the case of the Merger Subs, are recommending the adoption of this Agreement by the respective equityholders of the Merger Subs;

WHEREAS, Parent, Merger Subs, and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers;

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that the Initial Merger and the Follow-On Merger, taken together, shall qualify as a “reorganization”

within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder and intend for this Agreement to constitute a “plan of reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder;

WHEREAS, prior to the consummation of the Mergers, upon the terms and subject to the conditions set forth in this Agreement, (a) the Company will consummate the transactions or series of related transactions substantially in the manner described in a steps presentation made available to Parent’s legal counsel on September 30, 2017 (collectively, the “Hawkeye Reorganization”), and (b) the Company will consummate a reorganization of Intermediate Holdings pursuant to which the existing holders of (i) common stock of Intermediate Holdings will receive, in exchange for such shares of common stock of Intermediate Holdings, shares of common stock of the Company and (ii) Intermediate Holdings Options will receive, in exchange for such Intermediate Holdings Options, Company Options, which such reorganization shall occur immediately prior to the Effective Time (the “Intermediate Holdings Reorganization”); and

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent and certain of the Company Stockholders have entered into a Covenant and Release Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

THE MERGERS

1.1 The Mergers.

(a) Upon the terms and subject to the satisfaction or, to the extent provided herein, the waiver, of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub One shall be merged with and into the Company. As a result of the Initial Merger, the separate corporate existence of Merger Sub One shall cease, and the Company shall continue as the surviving corporation in the Initial Merger. The Initial Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub One shall vest in the Company, and all of the debts, liabilities and duties of the Company and Merger Sub One shall become the debts, liabilities and duties of the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, immediately following the Effective Time, and as part of an integrated transaction constituting the same plan of reorganization, Parent shall cause the Company to be merged with and into Merger Sub Two. Following the Follow-On Merger, Merger Sub Two shall continue as the Surviving Company and the separate corporate existence of the Company shall cease.

(b) At the Effective Time, the certificate of incorporation of the Company shall, by virtue of the Initial Merger, be amended so as to read in its entirety in the same manner as the certificate of incorporation of Merger Sub One, and as so amended and restated shall be the certificate of incorporation of the surviving corporation in the Initial Merger until thereafter amended as provided therein or by applicable Law. In addition, the bylaws of Merger Sub One in effect immediately prior to the Effective Time shall thereafter be the bylaws of the surviving corporation in the Initial Merger (other than in respect of the name of the surviving corporation), until thereafter amended as provided therein or by applicable Law. The certificate of formation of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the certificate of formation of the Surviving Company, and the limited liability company agreement of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the limited liability company agreement of the Surviving Company.

(c) The directors and officers of Merger Sub One immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors and officers of the surviving corporation in the Initial Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the surviving corporation in the Initial Merger until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The managers of Merger Sub Two immediately prior to the effective time of the Follow-On Merger, from and after the effective time of the Follow-On Merger, shall be the managers of the Surviving Company, each to hold office in accordance with the limited liability company agreement of the Surviving Company until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company.

1.2 Closing and Effective Time. The closing of the Transactions (the “Closing”) shall take place at 10:00 a.m., prevailing Eastern time, on the second (2nd) Business Day after satisfaction or waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Weil, Gotshal & Manges LLP, 100 Federal Street, 34th Floor, Boston, Massachusetts, unless another time, date or place is agreed to by the parties hereto; provided that in no event shall Parent be required to proceed with the Closing prior to November 17, 2017. At the Closing, or on such other date or at such other time as Parent and the Company may agree to in writing, the Company shall cause a certificate of merger in a form to be provided by Parent and reasonably acceptable to the Company (the “Initial Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Initial Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.” Immediately following the Effective Time, the Company and Merger Sub Two shall duly execute and file a certificate of merger (the “Follow-On Certificate of Merger”) in accordance with the applicable provisions of the DGCL and DLLCA. The Follow-On Merger shall become effective at such time as the Follow-On Certificate of Merger is duly filed with the Office of the Secretary of the State of the State of Delaware, unless Parent and the Company otherwise agree and specify a subsequent date or time in the Follow-On Certificate of Merger, in which case the Follow-On Certificate of Merger shall become effective at such subsequent date or time. The date on which the Closing occurs is referred to herein as the “Closing Date.”

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGERS

2.1 Conversion of Securities. At the Effective Time, by virtue of the Initial Merger and without any action on the part of Parent, Merger Sub One, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be automatically converted into the right to receive, in accordance with and subject to, the terms, conditions and procedures set forth in this Article 2 and Article 8 without interest, (i) (A) a number of validly issued, fully paid and non-assessable Parent Shares equal to the Exchange Ratio minus (B) the Per Share Escrow Amount, payable to the holder upon surrender of the Certificate formerly representing such Share in accordance with Section 2.2 and Section 2.2 and (ii) a pro rata share of any Parent Shares to be released from the Escrow Account in respect of such Share in accordance with Article 8 and the Escrow Agreement as and when such releases are required to be made (such Parent Shares collectively, the “Merger Consideration”). At the Effective Time, all of the Shares converted into the Merger Consideration pursuant to this Section 2.1(a) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate that immediately prior to the Effective Time represented any such Shares shall thereafter represent only the right to receive the Merger Consideration, without interest, including the right to receive, pursuant to Section 2.5, cash in lieu of fractional Parent Shares, if any, which would otherwise be issuable in respect of such Company Common Stock pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.2(e).

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company, and all Shares owned of record by Parent, Merger Sub One or any wholly owned Subsidiaries of the Company, Parent or Merger Sub One, shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(c) Merger Sub One Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub One (the “Merger Sub One Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving corporation in the Initial Merger, and such shares shall constitute the only outstanding shares of capital stock of the surviving corporation. From and after the Effective Time, all certificates representing Merger Sub One Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the surviving corporation in the Initial Merger into which they were converted in accordance with the preceding sentence.

2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Computershare Inc., its applicable Affiliate(s) or another Person selected by Parent and reasonably acceptable to the Representative shall act, at Parent’s sole expense, as the paying and exchange agent for the purpose of effecting the payment and delivery of the Merger Consideration in connection with the Initial Merger (the “Exchange Agent”) in accordance with this Agreement and the Exchange Agent Agreement, to be entered into by and among the Exchange Agent, Parent and the Representative, in form and substance reasonably satisfactory to Parent and the Company (the “Exchange Agent Agreement”). At or immediately after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Shares issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate number of Parent Shares to be issued as Merger Consideration and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash to be paid as any Fractional Share Consideration and any dividends under Section 2.2(e) (such evidence of book-entry Parent Shares and Fractional Share Consideration, together with any dividends or other distributions with respect thereto, the “Exchange Fund”) in each case, for the sole benefit of the holders of the Shares converted pursuant to Section 2.1(a) and, for avoidance of doubt, excluding any Parent Shares or cash to be deposited in the Escrow Account (the “Closing Merger Consideration”). Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Closing Merger Consideration, including payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(e), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) Procedures for Surrender. As soon as reasonably practicable after the date hereof, the Company shall, or shall cause the Exchange Agent to, mail to each holder of record of certificates representing outstanding Shares (taking into account the Intermediate Holdings Reorganization) (the “Certificates,” and such holders, the “Company Stockholders”): (i) a letter of transmittal, substantially in the form of Exhibit A hereto (the “Letter of Transmittal”) which includes an investor questionnaire and representations regarding such Company Stockholder’s “accredited investor” status and (ii) instructions in customary form for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration, including any amount payable in respect of Fractional Share Consideration or any dividends or other distributions on the Parent Shares in accordance with Section 2.2(e). Upon surrender of Certificates (or affidavits of loss in lieu thereof) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates (or affidavits of loss in lieu thereof), together with any other documentation expressly required by its terms to be provided in connection with the Letter of Transmittal, the holder of such Certificates shall be entitled to receive the Merger Consideration pursuant to the provisions and subject to the terms and conditions of this Article 2, including any amount payable in respect of Fractional Share Consideration or any dividends or other distributions on the Parent Shares in accordance with Section 2.2(e), for each Share formerly represented by such Certificates (or affidavits of loss in lieu thereof). Any Certificates so surrendered will forthwith be cancelled. All Merger Consideration, Fractional Share Consideration or other amounts due pursuant to Section 2.2(e), paid upon the surrender for exchange of Certificates (or affidavits of loss in lieu thereof) will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it will be a condition precedent of payment that the Certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer, and the Person requesting such payment will have paid any transfer or similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or will have established to the satisfaction of the Exchange Agent that such Taxes either have been paid or are not payable. Any other transfer or similar Taxes incurred in connection with the Initial Merger will be paid by Parent. Until surrendered as contemplated hereby, each Certificate (other than Shares cancelled pursuant to Section 2.1(b)) will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration or the amount determined pursuant to Section 2.3, as applicable, without interest. The Exchange Agent shall provide the Company and Parent with a copy of each completed Letter of Transmittal it receives prior to or as of the Effective Time.

(c) Termination of Exchange Fund. At any time following the first anniversary of the Effective Time, the Surviving Company shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund not disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration, including any amount payable in respect of Fractional Share Consideration or any dividends or other distributions on the Parent Shares in accordance with Section 2.2(e), payable upon due surrender of their Certificates and compliance with the procedures in Section 2.2(b), without interest.

(d) Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a) or (b) hereof, including any amount payable in respect of Fractional Share Consideration or any dividends or other distributions on the Parent Shares in accordance with Section 2.2(e); provided, however, that Parent may, in its reasonable discretion and as a condition precedent to any such payment, require the owners of such lost, stolen or destroyed Certificates to deliver a customary affidavit of loss.

(e) Dividends or Distributions with Respect to Parent Shares. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Parent Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Parent Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

(f) Withholding Rights. Each of Parent, the Surviving Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Company or the Exchange Agent, as applicable, is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. Parent, the Surviving Company or the Exchange Agent, as applicable, shall use commercially reasonable efforts to give the Company prior notice of its intention to make such deduction or withholding, and such notice shall include the authority, basis and method of calculation for the proposed deduction or withholding. To the extent that amounts are so withheld and notwithstanding any failure to comply with the preceding sentence, such withheld amounts (i) shall be remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g) Escrow Account.

(i) Notwithstanding anything to the contrary in the other provisions of this Article 2, at the Closing, Parent shall withhold from the consideration to be paid to the Company Stockholders and the holders of Company Options, and transfer to a Person to be selected by Parent and reasonably acceptable to the Representative (it being agreed that Computershare Trust Company or its applicable Affiliate(s) shall be deemed to be acceptable), as agent to Parent and the Company (the “Escrow Agent”), such number of Parent Shares representing the Escrow Amount, to the account (or accounts) designated by the Escrow Agent (the “Escrow Account”), in accordance with the terms of this Agreement and the terms of the Escrow Agreement to be entered into by and among the Escrow Agent, Parent and the Representative, in form and substance reasonably satisfactory to Parent and the Company (the “Escrow Agreement”), which will be executed at the Closing. The Escrow Amount shall constitute security for the benefit of Parent with respect to any amounts that may become due to Parent pursuant to Article 8. For purposes of satisfying amounts that may become due to Parent pursuant to Article 8, the Parent Shares in the Escrow Account shall be valued based upon the volume weighted average stock price of Parent for the 30 trading days ending on the second Business day prior the date upon which such amount is paid.

(ii) If, on the six-month anniversary of the Closing Date (the “Expiration Date”), following the making of all payments due pursuant to Section 8.2, if any, and the taking into account the amount, if any, of claims for indemnification under Section 8.2 properly asserted in writing prior to such date by the Indemnitees but not yet resolved as of the Expiration Date (such claims, the “Unresolved Claims”), there are any amounts then remaining in the Escrow Account (the “Remaining Escrow Amount”), then Parent and the Representative shall deliver a joint written instruction to the Escrow Agent to pay to the Exchange Agent (for distribution to the Company Stockholders as of the Closing) the Remaining Escrow Amount subject to and in accordance with Section 2.1(a) and the terms of the Escrow Agreement. Upon final resolution of any Unresolved Claim in respect of which amounts had been retained (to the extent not utilized to satisfy such Unresolved Claims), Parent and the Representative shall deliver a joint written instruction to the Escrow Agent that such amounts shall be deemed to have become the Remaining Escrow Amount and shall be paid in accordance with the process set forth in the preceding sentence and the terms of the Escrow Agreement. For the avoidance of doubt, any portion of the Remaining Escrow Amount that is payable in respect of a Company Option shall be paid to the holder of such Company Option, less applicable Tax deductions and withholdings, in cash in an amount determined based upon the volume weighted average stock price of Parent for the 30 trading days ending on the second Business day prior the date upon which such amount is paid.

2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration and shall instead represent only the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL, then the right of such holder to receive such payment in respect of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments submitted pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to control all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent in its sole discretion, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

2.4 Treatment of Company Options; Company Equity Plans. Each Company Option that is outstanding immediately prior to the Effective Time shall be cancelled and, in accordance with the applicable Company Equity Plans, each holder of any such cancelled Company Option that is an In the Money Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, (x) a payment in cash at Closing, whether through a special payroll or otherwise, of an amount equal to (1) the product of (i) the total number of Shares subject to such cancelled Company Option and (ii) the excess, if any, of (A) the Per Share Merger Consideration Value over (B) the exercise price per Share subject to such cancelled Company Option, minus (2) the Per Option Escrow Amount, without interest, and (y) a pro rata share of any Parent Shares to be released from the Escrow Account in respect of such In the Money Option in accordance with Article 8 and the Escrow Agreement as and when such releases are required to be made, provided, that any such Parent Shares shall be valued in an amount determined based upon the volume weighted average stock price of Parent for the 30 trading days ending on the second Business day prior the date upon which such amount is paid and shall be payable in cash (such amounts payable hereunder, the “Option Payments”); provided, however, that (x) any such cancelled Company Option that is not an In the Money

Option shall be cancelled in exchange for no consideration and (y) such Option Payments may be reduced by the amount of any required Tax withholdings as provided in Section 2.2(f). From and after the Effective Time, no Company Option shall be exercisable, and each Company Option shall only entitle the holder thereof to the payment provided for in this Section 2.4.

2.5 Fractional Shares. No fractional Parent Shares shall be issued in connection with the Initial Merger, no certificate or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Shares converted pursuant to the Initial Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all shares represented by the Certificates delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash, without interest, in an amount equal to such fractional part of a Parent Share (rounded to the nearest one thousandth when expressed in decimal form) multiplied by the volume weighted average trading price of Parent Shares on NASDAQ, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the ten (10) consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg, L.P (or, if not reported therein, in another authoritative source mutually selected by the parties) (the “Parent Stock Price”).

2.6 Conversion of Shares in the Follow-On Merger. At the effective time of the Follow-On Merger, by virtue of the Follow-On Merger and without any action on the part of any party, each share of common stock, par value $0.01 per share, of the Company as the surviving corporation in the Initial Merger issued and outstanding immediately prior to the effective time of the Follow-On Merger shall be converted into and become one limited liability company interest of the Surviving Company, and each limited liability company interest in Merger Sub Two issued and outstanding immediately prior to the effective time of the Follow-On Merger shall remain outstanding as a limited liability company interest of the Surviving Company.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (with each exception set forth in the Company Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the relevance of such matter disclosed is reasonably apparent on its face), the Company hereby represents and warrants to Parent and each Merger Sub as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) The Company has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

(c) Section 3.1(c) of the Company Disclosure Schedule contains a complete and accurate list of the name and jurisdiction of organization of each Subsidiary (except for the Hawkeye Entities) of the Company (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”) as of the date of this Agreement and sets forth (i) the authorized and issued capital stock of, or other Equity Interest in, each Company Subsidiary as of the date of this Agreement and (ii) the number and type of shares of capital stock of, or other Equity Interest in, such Company Subsidiary that, as of the date of this Agreement, are owned, directly or indirectly by the Company. Each share of capital stock or other Equity Interest in each Company Subsidiary owned directly or indirectly by the Company is owned free and clear of any Liens (other than Permitted Liens). Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and each Company Subsidiary has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except when the failure to be so duly organized, validly existing, in good standing or have such power and authority would not have a Company Material Adverse Effect. Except for the capital stock of, or other Equity Interest in, the Company Subsidiaries, or as set forth on Section 3.1(c) of the Company Disclosure Schedule, the Company does not own or have any contractual obligation or commitment to acquire, directly or indirectly, any material capital stock of, or other material Equity Interest in, any Person or have an obligation to otherwise make any material investment in any Person.

(d) The Company has made available to Parent true, correct and complete copies of the currently effective Certificate of Incorporation of the Company and all amendments thereto (the “Company Charter”), the Bylaws of the Company and all amendments thereto (the “Company Bylaws”) and the equivalent organizational documents of each material Company Subsidiary.

3.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of 350,000 shares of Company Common Stock, of which 330,071 shares are issued and outstanding.

(b) Except with respect to the Intermediate Holdings Options, as to which 72,430 shares of common stock of Intermediate Holdings, par value $0.01 per share, are subject as of the date hereof, or as described in Section 3.2(a), there are no subscriptions, options, warrants, calls, conversion rights, stock appreciation rights, “phantom” stock rights, performance units, redemption rights, repurchase rights or other equity-based awards or rights or other preemptive or outstanding rights or agreements obligating the Company or any Company Subsidiary to issue, acquire or sell any Shares or other Equity Interests or rights derived therefrom of the Company or any of the Company Subsidiaries or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any Company Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c) There are no outstanding contractual obligations or commitments of the Company or any Company Subsidiary (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of or (iv) granting any preemptive or antidilutive rights with respect to, or restricting the transfer or issuance of, any Shares or other Equity Interests in the Company or any Company Subsidiary. Except for this Agreement and as listed on Section 3.2(c) of the Company Disclosure Schedule, there are no stockholders agreements, voting agreements, proxies or other similar agreements with respect to the acquisition, disposition or voting of Shares or other Equity Interests of the Company to which the Company or any Company Subsidiary is a party.

(d) All of the outstanding Shares and other Equity Interests in the Company and each Company Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or similar right. No Company Subsidiary owns any Shares.

(e) Section 3.2(e) of the Company Disclosure Schedule sets forth each outstanding Intermediate Holdings Option as of the date hereof, including identification of holder, type of award, number of shares subject to such award and exercise price.

3.3 Authority. The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject to obtaining the Company Stockholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no votes or written consents are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the Company Stockholder Approval and the filing of the Initial Certificate of Merger with the Secretary of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and, subject to due authorization, execution and delivery by Parent and the Merger Subs, constitutes the valid and binding legal obligation of the Company, enforceable against the Company in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):

(a) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or the organizational documents of any Company Subsidiary;

(b) assuming the accuracy of the representations set forth in Section 4.12 and that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or

(c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the rights, respective properties or assets of the Company or any Company Subsidiary pursuant to, any Company Material Contract or any material Company Permit, except, in each case, for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens as would not have a Company Material Adverse Effect.

3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transactions, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) (i) the filing and recordation of the Initial Certificate of Merger as required by the DGCL and (ii) the filing and recordation of the Follow-On Certificate of Merger in accordance with the DGCL and the DLLCA, (b) compliance with any applicable requirements of the HSR Act and the other applicable Competition Laws of the jurisdictions set forth on Section 3.5 of the Company Disclosure Schedule, and (c) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not have a Company Material Adverse Effect.

3.6 Permits; Compliance with Law.

(a) Except where the failure to hold Company Permits, failure of the Company Permits to be in full force or effect or failure to comply would not have a Company Material Adverse Effect: (i) the Company and each Company Subsidiary holds all authorizations, permits, certificates, exemptions, approvals, orders, consents, franchises, variances, easements, exemptions, registrations, licenses and clearances of any Governmental Entity (the “Company Permits”) necessary for the operation of the business as currently conducted, (ii) all such Company Permits are in full force and effect and (iii) the Company and each Company Subsidiary is operating in compliance with the terms of such Company Permits.

(b) (i) The Company and each Company Subsidiary is, and since January 1, 2015 has been, in compliance with all Laws and Orders applicable to the Company or any Company Subsidiary or any assets owned or used by the Company or any Company Subsidiary (except in each case where such noncompliance would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries taken as a whole) and (ii) neither the Company nor any Company Subsidiary has received any written communication since January 1, 2015 from a Governmental Entity that alleges that the Company or any Company Subsidiary has, at any time, not been in material compliance with any such Law or Order or threatening to rescind, revoke, suspend, modify or not renew any material Company Permit and there has not been any material investigation or inquiry by a Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary at any time since January 1, 2015.

(c) Neither the Company, nor the Company Subsidiaries, nor, to the Knowledge of the Company, any Representatives acting on their behalf, have, in the past three (3) years, directly or indirectly, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, or failed to disclose fully any such contributions in violation of law; (ii) given, offered, promised, or authorized to give, any money or thing of value to any foreign or domestic Government Official corruptly for the purpose of influencing an act or decision of the Government Official, or inducing the Government Official to use his or her influence or position to affect any government act or decision relating in any way to the business of the Company or any of the Company Subsidiaries; or (iii) given, offered, promised, or authorized to give, any money or thing of value to a Government Official or any other Person in violation of any applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, any laws enacted pursuant to, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable laws or regulations relating to bribery or corruption (collectively, “Anti-Corruption Laws”).

3.7 Financial Statements. The Company has made available to Parent true, correct and complete copies of (i) the audited consolidated balance sheet of CompuCom Systems, Inc. (“CompuCom Systems”) as of December 31, 2015 and December 31, 2016 and (ii) unaudited consolidated balance sheet of CompuCom Systems as of June 30, 2017 (the “Unaudited CompuCom Balance Sheet”) and unaudited consolidated statement of operations and unaudited statement of cash flows for the six (6) months ended June 30, 2017 (such financial statements, collectively with any notes thereto, the “CompuCom Financial Statements” and such date, the “Balance Sheet Date”), (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate), (B) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of CompuCom Systems as of the dates and for the periods referred to therein (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate) and (C) complied as to form in all material respects with the applicable accounting requirements.

3.8 No Undisclosed Liabilities or Leakage. Except for those liabilities and obligations (a) as reflected in or reserved against in the Unaudited CompuCom Balance Sheet (including in the notes thereto), (b) incurred in the ordinary course of business consistent with past practice since December 31, 2016 (none of which results from, arises out of or relates to any breach or violation of, or default under, any Contract to which the Company is a party or by which the Company is bound or to which any of the Company’s properties or assets are subject, or applicable Law), (c) incurred as expressly contemplated by this Agreement (excluding any Taxes or other Liabilities which may result from the Hawkeye Reorganization or the Intermediate Holdings Reorganization), or (d) which would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries have no Liabilities of a type required to be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP, and neither the Hawkeye Reorganization nor the Intermediate Holdings Reorganization shall result in the Company or any Company Subsidiary incurring any material income Tax or other material Liability. During the period from June 30, 2017 up to and including the Closing Date, no Representative Affiliated Person has received or benefitted from any amount of Leakage.

3.9 Absence of Certain Changes or Events.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Schedule or as expressly contemplated by this Agreement, since the Balance Sheet Date until the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its businesses in all material respects in the ordinary course of business.

(b) Since December 31, 2016 until the date of this Agreement, there has not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, (i) that would reasonably be excepted to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1(a), 5.1(b), 5.1(c), 5.1(g), 5.1(h), 5.1(k) or 5.1(r) (only in so far as it relates to the foregoing clauses).

3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each Company Benefit Plan. With respect to each Company Benefit Plan, the Company has made available to Parent complete and accurate copies of (i) each such Company Benefit Plan, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description, (iv) the most recent financial statement and actuarial or other valuation report prepared with respect thereto, (v) the most recently received IRS determination letter or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code and (vi) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto.

(b) Except as would not have a Company Material Adverse Effect, each Company Benefit Plan has been established, maintained and administered in accordance with its terms in all respects and is in compliance in all respects with ERISA, the Code and all other applicable Laws.

(c) Except as would not have a Company Material Adverse Effect, each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that would reasonably be expected to adversely affect such qualification or exemption.

(d) No Company Benefit Plan is, and none of the Company, any Company Subsidiary or any of their respective ERISA Affiliates has now or in the past six (6) years sponsored, maintained, contributed to, been obligated to contribute to, or had any liability with respect to any (i) single employer pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA or (iii) any “multiple employer plan” as defined in Section 413(c) of the Code.

(e) Except as would not reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has any liability in respect of, or obligation to provide, post-retirement health, medical, disability, life insurance benefits or other welfare benefits for former or current employees or directors of the Company or any Company Subsidiary (or the spouses, dependent or beneficiaries of any such individuals) under any Company Benefit Plan except as required to comply with Section 4980B of the Code or any similar Law, or through the end of the month of termination of employment.

(f) None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), except as required by this Agreement, (i) entitle any current or former employee, or director of the Company or any Company Subsidiary to any compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any compensation or benefit or trigger any other economic obligation under any Company Benefit Plan, (iii) result in any forgiveness of indebtedness with respect to any current or former employee or director of the Company or any Company Subsidiary or trigger any funding obligation under any Company Benefit Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” under Section 280G of the Code.

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has, since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder, and (ii) each Intermediate Holdings Option has been granted with a per share exercise price at least equal to the per share fair market value, as reasonably and in good faith determined by the board of Intermediate Holdings or a committee thereof consistent with Section 409A of the Code, of a share of common stock of Intermediate Holdings, par value $0.01 per share, on the applicable date of grant.

(h) No material audit or material investigation by the Internal Revenue Service, Department of Labor or other Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan.

(i) There are no pending or, to the Knowledge of the Company, threatened, actions, suits or claims with respect to any Company Benefit Plan or the assets thereof that would reasonably be expected to involve Losses to the Company or any Company Subsidiary (taken as a whole), individually of more than $250,000 or in the aggregate of more than $1,000,000, other than ordinary-course claims for benefits (and appeals thereof) brought by participants in or beneficiaries of a Company Benefit Plan.

3.11 Labor and Other Employment Matters.

(a) Except as would not have a Company Material Adverse Effect, the Company is in compliance with all applicable Laws respecting fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits, wages and hours, overtime and classification as exempt/non-exempt employees.

(b) None of the Company or any Company Subsidiaries is a party to, is bound by or has a duty to bargain for any Labor Agreement.

(c) As of the date of this Agreement, except as would not involve Losses to the Company or any Company Subsidiary (taken as a whole), individually of more than $200,000 or in the aggregate of more than $1,000,000:

(i) no grievances, arbitrations or legal or administrative Proceedings which allege the violation of any Labor Agreement are pending, there is no unfair labor practice charge pending against the Company before the National Labor Relations Board or any comparable labor relations authority, and there is no pending or, to the Knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees or the Company or any Company Subsidiary in their capacities as such;

(ii) there are no labor strikes, slowdowns, work stoppages, picketings, negotiated industrial actions or lockouts pending or, to the Knowledge of the Company, threatened, against the Company; and

(iii) no labor union, labor organization or works council has made a pending demand for recognition or certification to the Company, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company threatened to be brought or filed with any labor relations tribunal or authority.

3.12 Contracts.

(a) Section 3.12 of the Company Disclosure Schedule lists each Contract in effect as of the date hereof (together with all amendments and supplements thereto) to which the Company, any Company Subsidiary or any of their respective assets is a party to or bound by which falls within any of the following categories:

(i) any Contract that (A) limits or restricts in any material respect the Company or any Company Subsidiary (or the Surviving Company after the Closing) from competing, engaging in any line of business, developing, marketing or distributing products or services or in any geographic area or with any Person or that would otherwise materially limit the freedom of the Surviving Company from engaging in any material line of business after the Closing, (B) grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company or the Company Subsidiaries (or the Surviving Company after the Closing), (C) is with one of the twenty (20) largest customers of the Company or the Company Subsidiaries (determined on the basis of consolidated revenues received by the Company and the Company Subsidiaries in the fiscal year ended December 30, 2016) and which obligates the Company or any Company Subsidiary (or the Surviving Company after the Closing) to conduct business on an exclusive basis or that contains a “most favored nation” or similar covenant, except with respect to (A) through (C) above, for any such Contract that may be cancelled without penalty by the Company or any Company Subsidiary upon notice of ninety (90) days or less;

(ii) any Contract (excluding purchase orders, statements of work or similar ancillary documents) with the twenty (20) largest customers of the Company or the Company Subsidiaries (determined on the basis of consolidated revenues received by the Company and the Company Subsidiaries in the fiscal year ended December 30, 2016);

(iii) any master purchase, supply or service Contract (for the avoidance of doubt, excluding purchase orders, statements of work and standard confidentiality agreements) with the twenty (20) largest suppliers to or subcontractors for the Company or the Company Subsidiaries (determined on the basis of consolidated purchase orders issued to, or purchase commitments binding on, the Company and the Company Subsidiaries in the fiscal years ended December 30, 2016);

(iv) any Contract relating to Indebtedness in excess of $500,000 individually, except for Contracts relating to Indebtedness between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(v) any Contract pursuant to which the Company or any Company Subsidiary is a licensee of any Intellectual Property Rights that are material to the business as currently conducted (other than “off-the-shelf” or “shrink-wrap” licenses for commercially available software or standard commercial service offerings that are generally available on standard terms);

(vi) any Contract relating to the acquisition or disposition by the Company or any Company Subsidiary of all or substantially all of the capital stock or assets of any Person or business pursuant to which the Company or any Company Subsidiary has any obligations with respect to deferred payment obligation, “earn outs,” contingent purchase price, or similar contingent payment obligations, that is reasonably expected to be in excess of $1,000,000;

(vii) any partnership, joint venture, limited liability company agreement, or other Contract relating to the formation, creation, operation, management, or control of any material joint venture or similar co-investment arrangement between the Company and a third party, other than any such Contract solely between the Company and any Company Subsidiaries or among Company Subsidiaries;

(viii) any Contract for employment with any employee providing for annual base compensation in excess of $300,000;

(ix) any collective bargaining agreement;

(x) any Contract in respect of an Affiliate Transaction or Interest;

(xi) any agreement relating to any interest rate, foreign exchange, derivatives or hedging transactions;

(xii) any “take or pay” agreements involving obligations of the Company or its Subsidiaries in excess of $100,000; and

(xiii) all agreements that prohibit the payment of dividends or distributions in respect of the Company Common Stock or the capital stock of any Company Subsidiary, prohibit the pledging of the capital stock of the Company or any of its Subsidiaries or prohibit the issuance of guarantees of the Company or any of its Subsidiaries, in each case that will not be terminated at or prior to the Effective Time.

Each Contract of the type described in this Section 3.12(a) is referred to herein as a “Company Material Contract.” True, correct and complete copies of each Company Material Contract, including all amendments and supplements thereto have been made available by the Company to Parent prior to the date of this Agreement.

(b) Except as would not, individually or in the aggregate, be, or reasonably be expected to be, materially adverse to the Company and the Company Subsidiaries, taken as a whole: (i) each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, and is in full force and effect except that (A) the enforcement of any such Company Material Contract may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought; (ii) the Company and/or each Company Subsidiary party thereto has performed in all material respects the obligations required to be performed by it under each Company Material Contract and is not otherwise in default or breach thereof and, to the Knowledge of the Company, each other party to each Company Material Contract has performed all obligations required to be performed by it under such Company Material Contract; and (iii) neither the Company nor any Company Subsidiary has received or delivered written notice of any violation or default under or the intention to terminate (nor, to the Knowledge of the Company, does there exist any condition which upon the passage of time or the giving of notice or both would cause a violation of or default under or give rise to a right to terminate) any Company Material Contract.

3.13 Litigation.

(a) Except for Proceedings and Orders that would not reasonably be expected to involve, individually or in the aggregate, Losses to the Company of more than $250,000, as of the date of this Agreement, (i) there is no Proceeding pending or, to the Knowledge of the Company, threatened against or directly related to the Company or any Company Subsidiary, and (ii) neither the Company nor any Company Subsidiary is subject to any Order.

(b) As of the date of this Agreement, there are no Proceedings (excluding counterclaims) that the Company or any Company Subsidiary presently intends to initiate that if determined adversely to the Company or any Company Subsidiary would have a Company Material Adverse Effect.

3.14 Environmental Matters. Except as would not have a Company Material Adverse Effect,

(a) since January 2, 2015, the operations of the Company and each of the Company Subsidiaries are in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any Environmental Permits;

(b) neither the Company nor any of the Company Subsidiaries is subject to any pending, or to the Knowledge of the Company, threatened Proceeding alleging that the Company or any of the Company Subsidiaries may be in violation of any Environmental Law or any Environmental Permit or may have any liability under any Environmental Law;

(c) there are no pending or to the Knowledge of the Company threatened investigations of the business of the Company or any of the Company Subsidiaries, or any

currently or previously owned or leased property of the Company or any of the Company Subsidiaries under Environmental Laws.

(d) since January 1, 2015, neither the Company nor any of its Subsidiaries has received from any Governmental Entity written notice that it has been named as a responsible or potentially responsible party under any Environmental Law or for any site Contaminated by Hazardous Substances;

(e) no portion of any property currently or formerly owned, leased or occupied by the Company or any of its Subsidiaries is Contaminated, and neither the Company nor any of its Subsidiaries has cause or taken any action that would reasonably be expected to result in any material liability or obligation relating to the environmental conditions at, on, above, under or about any properties or assets currently or formerly owned, leased operated or used by the Company or any Company Subsidiary; and

(f) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location that is subject to liability for Response Actions pursuant to Environmental Laws.

3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each item of Company Registered Intellectual Property and for each such item, (i) the current owner(s), (ii) the jurisdiction of application or registration, (iii) the application or registration number, and (iv) the date of application or registration.

(b) The Company or any Company Subsidiary exclusively owns or has the right, subject to written agreements, to use all Intellectual Property Rights that are material to the business as currently conducted (collectively referred to herein as the “Company Material Intellectual Property”), except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries, taken as a whole; provided, however, that the foregoing shall not be deemed a representation or warranty of non-infringement of third party Intellectual Property Rights.

(c) Except as would not be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2015, no Proceedings have been instituted or are pending, or to the Knowledge of the Company, have been threatened in writing against, the Company or any of the Company Subsidiaries, that challenge the Company’s or the Company Subsidiaries’ ownership of the Company Material Intellectual Property owned by or registered or applied for in the name of the Company or any of the Company Subsidiaries (the “Company Owned Intellectual Property”) or the right of the Company or any Company Subsidiary to use any other Company Material Intellectual Property. Since January 1, 2015, neither the Company nor any Company Subsidiary has received any written notice alleging the invalidity or unenforceability of any Company Owned Intellectual Property. Since January 1, 2015, no Person has notified the Company or any Company

Subsidiary in writing that it is claiming any ownership of or right to use any Company Owned Intellectual Property.

(d) Except as would not be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary have taken reasonable steps to establish the Company’s rights in the Company Material Intellectual Property, and to safeguard and maintain the secrecy and confidentiality of all material trade secrets comprising Company Owned Intellectual Property. No present or former employee, officer, director, agent, outside contractor or consultant of the Company or the Company Subsidiaries holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Company Owned Intellectual Property.

(e) To the Knowledge of the Company, the conduct of the business as currently conducted by the Company and the Company Subsidiaries does not infringe, misappropriate or otherwise violate in any material respect the Intellectual Property Rights of any third party. Since January 1, 2015, neither the Company nor any Company Subsidiary has received any written claims of such infringement, misappropriation or other similar violation that have not been settled or withdrawn prior to the date of this Agreement.

(f) Except as would not have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries maintain and use reasonable efforts to enforce policies and procedures regarding data security, privacy, data transfer and the use of data (the “Data Protection Program”) that enable the Company and the Company Subsidiaries to comply with all applicable Laws in relation to data protection and the security of all information owned or used by the Company and Company Subsidiaries (“Company Data”); (ii) the Data Protection Program includes, in accordance with applicable Law, reasonable administrative, technical, personnel, organizational and physical safeguards designed to safeguard the security, confidentiality and integrity of Company Data and to protect it against loss and unauthorized access, use, modification, disclosure or other misuse; and (iii) the Company and Company Subsidiaries have used reasonable efforts to remediate information security breaches.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries, taken as a whole, (i) all of the Company’s and the Company Subsidiaries’ information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, including personally identifiable information (“Company IT Systems”) are reasonably maintained by technically competent personnel, in accordance with reasonably prudent policies and procedures; (ii) the Company IT Systems are reasonably sufficient for the Company’s and the Company Subsidiaries’ current needs in the operation of the business as presently conducted; and (iii) since January 1, 2015, the Company and Company Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information, including personally identifiable information, necessary to the conduct of the business as currently conducted (including such data and information that is stored on magnetic or optical media in the ordinary course) without disruption to, or interruption in, the conduct of the business as currently conducted.

3.16 Tax Matters.

(a) The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by or with respect to the Company or any Company Subsidiaries. Subject to exceptions as would not be material, no written claim has been made in the past three years by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction, which claim has not been resolved.

(b) All material amounts of Taxes of the Company and each Company Subsidiary required to be paid (whether or not shown on any Tax Return) have been timely paid.

(c) Except as set forth on Section 3.16(c) of the Company Disclosure Schedule, no deficiencies for any material amount of Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity except for deficiencies that have since been resolved. Except as set forth on Section 3.16(c) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries (i) is the subject of any currently ongoing material Tax audit or other proceeding with respect to Taxes or (ii) has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently in effect.

(d) Neither the Company nor any Company Subsidiary has liability under any written agreement for the sharing, indemnification or allocation of material Taxes (excluding customary Tax indemnification provisions in ordinary-course commercial Contracts not primarily relating to Taxes).

(e) Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any Person (other than Taxes of the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee, successor or by contract.

(f) Subject to exceptions as would not be material, each of the Company and the Company Subsidiaries has withheld and timely paid to the appropriate Governmental Entity all Taxes required by applicable Law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(g) Neither the Company nor any Company Subsidiary (nor any predecessor of the Company or a Company Subsidiary) has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) in a transaction intended to qualify under Section 355 of the Code within the past two years.

(h) Neither the Company nor any Company Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) There are no Liens with respect to any material Taxes on any of the assets of the Company or the Company Subsidiaries, other than Permitted Liens.

3.17 Insurance. The Company and each Company Subsidiary maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries. The Company has made available to Parent true, correct and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, equipment, properties, employees, officers, directors, assets or operations of the Company and the Company Subsidiaries (the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid when due and each of the Company and the Company Subsidiaries is in compliance in all material respects with the terms and conditions of such Insurance Policies. Since January 1, 2015, neither the Company nor any the Company Subsidiaries has received any written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage. Since January 1, 2015 there has not been any material claim pending under any such Insurance Policy that (i) to the Knowledge of the Company, has been denied or disputed by the insurer thereof or (ii) if not paid, would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries, taken as a whole.

3.18 Properties and Assets. Except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and the Company Subsidiaries, taken as a whole, (i) each of the Company and the Company Subsidiaries has good and valid title to, or a valid leasehold interest in or valid license to, each of its assets and properties that are reflected in the CompuCom Financial Statements or that are otherwise material to its business consistent with past practice, in each case, free from any Lien, except for Permitted Liens, (ii) any Permitted Liens on the assets and properties, individually or in the aggregate, do not materially interfere with the current use of any such asset or property by the Company or any of its Subsidiaries or materially detract from the value of any such asset or property, (iii) the tangible personal property owned by the Company and the Company Subsidiaries is in good operating condition and repair for its continued use as it has been used in the ordinary course of business, subject to reasonable wear and tear and (iv) to the Knowledge of the Company, there are no facts or conditions affecting any assets or properties that, with or without notice or the lapse of time, or both, would reasonably be expected, individually or in the aggregate, to interfere with the use, occupancy or operation of such assets or properties as of the date of this Agreement and as of the Closing Date.

3.19 Real Property. Section 3.19(a) of the Company Disclosure Schedule sets forth (a) an accurate and complete list of all real property leased or licensed by the Company or any Company Subsidiary that provides for payment by the Company and/or any Company Subsidiary of more than $500,000, in the aggregate, in annual base rent (collectively, the “Leased Real Property”), (b) the address for each Leased Real Property, (c) the expiration date of the lease underlying each Leased Real Property, (d) the annual base rent of each Leased Real Property, (e) the name of the lessee(s) and third party lessor(s) thereof, and (f) the date of the lease contract relating thereto. Except for the Leased Real Property, there are no other properties occupied by the Company or any Company Subsidiary that are material to the conduct of business by the Company or any Company Subsidiary. Except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the

Company and the Company Subsidiaries, taken as a whole, the Company or the applicable Company Subsidiary party to the respective lease pertaining to each Leased Real Property has good and valid title to the leasehold estate under the lease fee and clear of any Liens other than Permitted Liens and none of the Company nor any of its Subsidiaries is in default under any lease. None of the Leased Real Property is subject to any leases, tenancies or occupancies other than that of Company or the Company Subsidiaries. All of the material buildings, fixtures and other improvements located on the Leased Real Property are reasonably adequate and suitable for the purpose of conducting the business as presently conducted. Except as set forth in Section 3.19(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property. None of the Company or any Company Subsidiary owns any real property.

3.20 Brokers. Neither the Company nor any stockholder, director, officer, employee or affiliate of the Company, has incurred or will incur on behalf of the Company, any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Transactions.

3.21 Affiliated Transactions. Except as set forth on Section 3.21 of the Company Disclosure Schedule and for (x) Contracts or transactions entered into on an arm’s length basis between the Company or any of its Subsidiaries and any “portfolio company” (as such term is customarily used in the venture capital and private equity industries) of any Affiliate of the Company, (y) pursuant to any employment or director indemnification agreement or arrangement or Contract with any employee, officer or director with respect to the issuance of equity of the Company or any Company Subsidiary (a “Specified Arrangement”), or (z) Contracts between the Company and any wholly owned Company Subsidiary or between any wholly owned Company Subsidiaries, no officer, member of the board of directors or Affiliate of the Company or any of its Subsidiaries or of the Representative or any individual in any such officer’s or director’s immediate family is a party to any Contract or transaction with the Company or any of its Subsidiaries or has any interest in any material property used by the Company or any of its Subsidiaries (collectively, “Affiliate Transactions or Interests”).

3.22 Reorganization. Neither the Company nor any Company Subsidiary has taken or agreed to take any action that is not contemplated by this Agreement and that would reasonably be expected to prevent the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Vote Required. The Company Stockholder Approval is the only vote of any class or series of capital stock of the Company required to approve this Agreement and the transaction contemplated by this Agreement, including the Merger.

3.24 Disclaimer of Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 3, THE COMPANY HEREBY DISCLAIMS ALL LIABILITY AND

RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY OR STATEMENT MADE, OR COMMUNICATED, OR OTHER INFORMATION FURNISHED OR MADE AVAILABLE (IN ALL OF THE FOREGOING, WHETHER ORALLY OR IN WRITING) TO PARENT OR ITS AFFILIATES OR REPRESENTATIVES. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THIS SECTION 3.24 SHALL NOT LIMIT CLAIMS OR REMEDIES FOR FRAUD.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as set forth in (a) the Parent SEC Documents filed with the SEC since January 1, 2015 and publicly available via the SEC’s EDGAR service at least two (2) Business Days prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any disclosure contained in such Parent SEC Documents under the heading “Risk Factors”, “Cautionary Note Regarding Forward Looking Statements” or similar heading and other disclosures that are similarly predictive, cautionary or forward looking in nature); provided, however, that in no event shall any disclosure in any Parent SEC Document qualify or limit the representations and warranties of Parent set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.13, Section 4.17 or Section 4.18 or (b) the disclosure schedule delivered by Parent and the Merger Subs to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (with each exception set forth in the Parent Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the relevance of such matter disclosed is reasonably apparent on its face), Parent and each Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization, Qualification, Subsidiaries, etc.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub One is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub Two is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Each of the other Subsidiaries of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization. Each of Parent, each Merger Sub and the Parent Subsidiaries has all requisite corporate or similar power and corporate or similar authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority would not have a Parent Material Adverse Effect.

(c) Parent has made available to the Company true, correct and complete copies of the currently effective Certificate of Incorporation and Bylaws or equivalent governing documents of Parent and the Merger Subs, each as amended to the date hereof (the “Parent Governing Documents”).

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 800,000,000 Parent Shares and 1,000,000 shares of Parent Preferred Stock, par value $0.01 per share (the “Parent Preferred Stock”). As of September 29, 2017, (i) (A) 566,578,985 Parent Shares were issued and outstanding, (B) 50,460,683 Parent Shares were held in treasury, (ii) no shares of Parent Preferred Stock were issued and outstanding, and (iii) 3,849,137 Parent Shares were subject to outstanding options to purchase Parent Shares and 21,748,939 Parent Shares were reserved for issuance upon the vesting of equity awards (other than options) granted or issuable by Parent under employee and director stock plans.

(b) Except as described in Section 4.2(a), there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating Parent to issue, acquire or sell any Parent Shares or other Equity Interests of Parent or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c) There are no outstanding contractual obligations of Parent (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of or (iv) granting any preemptive or antidilutive rights with respect to, any Parent Shares or other Equity Interests in Parent.

(d) All Parent Shares to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid and non-assessable and free of pre-emptive rights.

4.3 Authority. Each of Parent and each Merger Sub has all necessary corporate (or equivalent) power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Mergers. The execution and delivery of this Agreement by each of Parent and each Merger Sub, as applicable, and the consummation by Parent and each Merger Sub of the transactions contemplated by this Agreement, including the Mergers, have been duly authorized by all necessary corporate (or equivalent) action, and no other corporate (or equivalent) proceedings on the part of Parent or the Merger Subs and no votes are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, other than the adoption of this

Agreement by Parent as the sole stockholder or sole member of the Merger Subs. This Agreement has been duly and validly executed and delivered by Parent and each Merger Sub, and assuming due authorization, execution and delivery by the Company, constitutes the valid and binding legal obligation of Parent and each Merger Sub, enforceable against Parent and each Merger Sub in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

4.4 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or the Merger Subs, the consummation by Parent or the Merger Subs of the Transactions, or compliance by Parent or the Merger Subs with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):

(a) conflict with or violate any provision of the Parent Governing Documents, or the certificate of incorporation or by-laws or similar organizational and governing documents of the Merger Subs or any Parent Subsidiary;

(b) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or the Merger Subs or any other Parent Subsidiary or any of their respective properties or assets; or

(c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, the Merger Subs or any Parent Subsidiary pursuant to, any Contract, to which Parent, the Merger Subs or any Parent Subsidiary is a party, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which would not have a Parent Material Adverse Effect.

4.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent and the Merger Subs, the consummation by Parent and the Merger Subs of the Transactions, or compliance by Parent or the Merger Subs with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) (i) the filing and recordation of the Initial Certificate of Merger as required by the DGCL and (ii) the filing and recordation of the Follow-On Certificate of Merger in accordance with the DGCL and the DLLCA, (b) compliance with any applicable requirements of the HSR Act and the other applicable Competition Laws of the jurisdictions set forth on Section 3.5 of the Company Disclosure Schedule, (c) compliance with the applicable requirements of the Exchange Act, (d) compliance with the applicable requirements of the Securities Act, (e) compliance with any applicable foreign or state securities, “blue sky” or takeover law, (f) filings with the SEC as may be required by Parent or the Merger Subs in connection with this Agreement and the transactions contemplated hereby and (g) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not have a Parent Material Adverse Effect.

4.6 SEC Filings; Financial Statements.

(a) Since January 1, 2015, Parent has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed by Parent with the SEC, including any publicly filed supplements, modifications or amendments, collectively, the “Parent SEC Documents”). As of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Parent SEC Documents (i) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the applicable rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statement were made, not misleading.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its consolidated Parent Subsidiaries included in the Parent SEC Documents, including the related notes and schedules (collectively, the “Parent Financial Statements”), (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate), (B) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and the consolidated Parent Subsidiaries as of the dates and for the periods referred to therein (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate) and (C) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing.

4.7 Internal Controls. Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 and 15d-15 under the Exchange Act and reasonably sufficient to provide reasonable assurances that (a) transactions are executed only in accordance with management’s general or specific authorizations, (b) access to assets of Parent is permitted only in accordance with management’s general or specific authorization and (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Parent’s internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of the Parent’s consolidated financial reporting and the preparation of the Parent consolidated financial statements for external purposes in accordance with GAAP. Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act and that provide reasonable assurance that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure to enable the chief executive officer and chief financial officer of the Parent to make the required certifications under the Exchange Act with respect to such report. Neither the Parent, the audit committee of Parent’s board of directors, nor, to the Knowledge of Parent, the Parent auditors, is aware of or has received notification of (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Parent or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Parent has not made, or been required to make, any such disclosures to Parent’s auditors.

4.8 Compliance with Law.

(a) Except where such non-compliance would not have a Parent Material Adverse Effect: (i) Parent and each Parent Subsidiary is in compliance and since January 1, 2015 has been in compliance with all Laws and Orders applicable to Parent or any Parent Subsidiary or any assets owned or used by Parent or any Parent Subsidiary, and (ii) neither Parent nor any Parent Subsidiary has received any written communication since January 1, 2015 from a Governmental Entity that alleges that Parent or any Parent Subsidiary is not in compliance with any such Law or Order.

(b) Except as would not have a Parent Material Adverse Effect, since January 1, 2015, none of Parent, the Parent Subsidiaries, or, to Parent’s Knowledge, any Representatives acting on their behalf, have, directly or indirectly, corruptly offered, promised, paid, authorized or given money or anything of value to any Government Official, for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper business advantage; (iv) inducing any Government Official to influence the act or decision of a Governmental Entity; or (v) for any other corrupt, improper, or illegal purpose, each in order to obtain or retain business for Parent or the Parent Subsidiaries in violation of applicable Anti-Corruption Laws.

4.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) as reflected in or reserved against in Parent’s most recent consolidated balance sheet included in the Parent Financial Statements (including expressly in the notes thereto) prior to the date of this Agreement, (b) incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of Parent included in the Parent Financial Statements, (c) incurred in connection with the transactions contemplated hereby, (d) incurred under Contracts entered into in the ordinary course of business, or (e) which would not have a

Parent Material Adverse Effect, Parent has no liabilities or obligations of a type required to be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP.

4.10 Absence of Certain Changes or Events. Since the Balance Sheet Date until the date of this Agreement, there has not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, which would have a Parent Material Adverse Effect.

4.11 Litigation.

(a) There is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or either Merger Sub that would have a Parent Material Adverse Effect.

(b) None of Parent or either Merger Sub is subject to any outstanding Order that would have a Parent Material Adverse Effect.

4.12 Ownership of Company Common Stock. Neither Parent nor any of the Parent Subsidiaries owns (beneficially or otherwise) any Shares or other Equity Interests in the Company or any options, warrants or other rights to acquire Company Common Stock or other Equity Interests in the Company (or any other economic interest through derivative securities or otherwise in the Company). None of Parent or either Merger Sub nor any of their respective “affiliates” or “associates” (as each term is defined in Section 203 of the DGCL) is, or at any time during the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

4.13 No Required Vote. No vote of the holders of any Equity Interest in Parent is required for Parent to consummate the transactions contemplated by this Agreement.

4.14 Financial Capability. Parent and the Merger Subs (collectively, with their Subsidiaries) shall have available at and at all times prior to the Closing sufficient cash, marketable securities, available lines of credit or other sources of immediately available funds to pay in full in cash all obligations of Parent and each Merger Sub pursuant to this Agreement, which are required to be paid thereby at Closing. Parent and each Merger Sub acknowledge and agree that their obligations pursuant to this Agreement are not subject to any conditions regarding Parent’s, each Merger Sub’s, their Affiliates’ or any other Person’s ability to obtain any financing for the consummation of the transactions contemplated by this Agreement.

4.15 Application of Takeover Protections. Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any stock control acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent Governing Documents which is or could become applicable to the Company as a result of the Mergers. Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of the Parent Shares or a change of control of Parent.

4.16 Ownership of Merger Subs; No Prior Activities.

(a) Each Merger Sub is a direct, wholly owned subsidiary of Parent and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, neither Merger Sub has and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(c) No election has been or shall be made, and no other action has been or shall be taken, that would cause Merger Sub Two to be treated as an association taxable as a corporation for U.S. federal income tax purposes.

4.17 Brokers. Except for Parent’s obligations to Goldman Sachs & Co. LLC, none of Parent, either Merger Sub nor any of their respective stockholders, directors, officers, employees or affiliates, has incurred or will incur on behalf of Parent, either Merger Sub or any Parent Subsidiary, any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement.

4.18 Reorganization. None of Parent, either Merger Sub nor any Parent Subsidiary has taken or agreed to take any action that is not contemplated by this Agreement and that would reasonably be expected to prevent the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.19 Disclaimer of Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, PARENT AND EACH MERGER SUB EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 4, PARENT AND EACH MERGER SUB HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY OR STATEMENT MADE, OR COMMUNICATED, OR OTHER INFORMATION FURNISHED OR MADE AVAILABLE (IN ALL OF THE FOREGOING, WHETHER ORALLY OR IN WRITING) TO THE COMPANY OR ITS AFFILIATES OR REPRESENTATIVES. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THIS SECTION 4.19 SHALL NOT LIMIT CLAIMS OR REMEDIES FOR FRAUD.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by any other provision of this Agreement (including, for the avoidance of doubt, in connection with the Hawkeye

Reorganization and the Intermediate Holdings Reorganization) or as required by applicable Law, unless Parent will otherwise consent to in writing, the Company shall and shall cause each Company Subsidiary to conduct its operations in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, use commercially reasonable efforts to (a) preserve substantially intact its current business organization and (b) maintain and preserve in all material respects its assets, properties and business relationships (including employees and material customers and suppliers). Without limiting the foregoing, except in each case as set forth in Section 5.1 of the Company Disclosure Schedule, as required by any other provision of this Agreement (including, for the avoidance of doubt, in connection with the Hawkeye Reorganization and the Intermediate Holdings Reorganization) or as required by applicable Law, the Company shall not and shall cause each Company Subsidiary not to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7 do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend the Company Charter or Company Bylaws or equivalent documents of any Company Subsidiary;

(b) issue, deliver, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by Contract right), of the Company or any Company Subsidiary and except for (i) the issuance of shares of Company Common Stock or Intermediate Holdings common stock, par value $0.01 per share, upon the exercise of Company Options or Intermediate Holdings Options, as applicable, outstanding as of the date hereof in accordance with their terms (but subject to conversion as a result of the Intermediate Holdings Reorganization in the case of Company Options), (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries or (iii) the issuance of shares of Company Common Stock required by any Company Equity Plan or Company Material Contract set forth on the Company Disclosure Schedule;

(c) sell, pledge, dispose of, transfer, lease, license, assign or encumber any property or assets of the Company or the Company Subsidiaries (other than non-exclusive grants of Intellectual Property Rights in the ordinary course of business consistent with past practice) except as required by (i) any Company Material Contract in effect as of the date of this Agreement or (ii) any sale, pledge, disposition, transfer, lease, license or encumbrance is individually not in excess of $100,000, or in the aggregate not in excess of $250,000;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof or otherwise) with respect to any of its capital stock or Equity Interests (except as between the Company and the wholly owned Company Subsidiaries or between the wholly owned Company Subsidiaries), or otherwise make any payments to stockholders of the Company in their capacity as such;

(e) reclassify, adjust, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(f) adopt or enter into a plan of complete or partial liquidation or adopt resolutions providing for a complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization or file a petition in bankruptcy or consent to the filing of any bankruptcy petition under any applicable Law;

(g) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or Person or division thereof, other than purchases of assets in the ordinary course of business consistent with past practice;

(h) amend, modify, incur, assume or guarantee any Indebtedness or issue or sell any debt securities (or rights to acquire debt securities) or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person for Indebtedness, in each case other than (i) any Indebtedness (or any guarantee of such Indebtedness) solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries which Indebtedness is incurred in compliance with this clause (h) or (ii) other Indebtedness in an aggregate amount not to exceed $500,000;

(i) make or authorize any capital expenditure or commitments in respect thereof in excess of $500,000 in the aggregate;

(j) except to the extent required by (i) applicable Law, (ii) the existing terms of any Company Benefit Plan, or (iii) this Agreement: (1) increase the compensation or benefits payable or to become payable to any employee or director of the Company or any Company Subsidiary (except for increases in annual base salary and target annual bonus opportunity and commission rates for employees of the Company or any Company Subsidiary whose total annual compensation is less than or equal to $150,000 in connection with promotions or periodic reviews in the ordinary course of business consistent with past practice), (2) amend any Company Benefit Plan or establish, adopt, or enter into any arrangement that would be a Company Benefit Plan if in effect on the date hereof that would, in either case, increase the annual cost of the Company Benefit Plans by more than $100,000, or (3) hire or terminate any employee of the Company or its Subsidiaries holding the title of Vice President, or a more senior title, other than for cause;

(k) make any change in accounting policies, practices, principles or methods, other than as required by GAAP or by applicable Law;

(l) (i) make or change any material Tax election, (ii) adopt or change any material Tax accounting method, (iii) enter into any closing agreement with a Governmental Entity with respect to Taxes, (iv) settle or compromise any claim or assessment in respect of material Taxes or (v) enter into any material Tax sharing or similar agreement;

(m) enter into any Affiliate Transactions or Interests;

(n) enter into, transfer, terminate, modify, amend, waive any rights under, or discharge any other party of any obligation under, any Company Material Contract other than in the ordinary course of business consistent with past practice;

(o) enter into any settlement, compromise or release contemplating or involving any admission of wrong doing or misconduct or providing for any relief or settlement other than the payment of money not in excess of $100,000 individually or $250,000 in the aggregate; or

(p) create or incur any Lien on any asset other than in the ordinary course of business consistent with past practice;

(q) make or enter into any Leakage transactions or Leakage payments; or

(r) authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing in clauses (a) through (p).

5.2 Conduct of Business by Parent Pending the Closing. Parent agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as specifically permitted by any other provision of this Agreement or as required by applicable Law, Parent shall not, directly or indirectly, do any of the following without the prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned):

(a) amend the Parent Governing Documents in any manner that would reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by this Agreement or amends the terms of the Parent Shares in any manner that would reasonably be expected to be adverse in any material respect to Company Stockholders;

(b) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock, other than regular quarterly dividends in an amount not to exceed $0.025 per share;

(c) reclassify, combine, split, subdivide or amend the terms of, directly or indirectly, any of its capital stock or other Equity Interests, or authorize or propose the issuance of any other securities in lieu of or in substitution for shares of its capital stock or other Equity Interests;

(d) merge or consolidate Parent with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent; or

(e) agree, in writing or otherwise, to take any of the foregoing actions.

5.3 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, “Representatives” and, with respect to the Company and the Company Subsidiaries, the “Company Representatives”) to: (i) provide to Parent and the Merger Subs and their respective Representatives (the “Parent Representatives”) reasonable access at reasonable times during normal business hours upon reasonable advance written notice to the books and records of the Company and the Company Subsidiaries, (ii) shall make the officers of the Company and the Company Subsidiaries available to Parent and the Merger Subs and Parent Representatives, upon reasonable notice and during normal business hours, as Parent, the Merger Subs or Parent Representatives shall from time to time reasonably request, and (iii) furnish such information concerning the business, properties and personnel of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request for reasonable purposes related to the consummation of the transactions contemplated by this Agreement (and not to conduct further due diligence or other investigation of the Company); provided, however, that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any representation or warranty made by the Company beyond those specifically set forth in Article 3 or any of the conditions to the obligations of the parties hereto under this Agreement; provided, further, that any investigation pursuant to this Section 5.3(a) shall be conducted in such manner as not to interfere unreasonably with the normal operations of the business. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) relates to the negotiation of this Agreement and the transactions contemplated by this Agreement, (ii) would violate applicable Law, or (iii) would require the Company or any of the Company Subsidiaries to disclose information that in the reasonable judgment of the Company may cause competitive harm to the Company or any Company Subsidiary if the transactions contemplated by this Agreement are not consummated or would result in the loss or waiver of any attorney-client, work product or other applicable privilege or confidentiality obligations to which the Company or any Company Subsidiary is bound (provided, that the Company uses its commercially reasonable efforts to make alternative arrangements to provide such access or disclosure in a way that does not violate applicable Law). Each of Parent, each Merger Sub and the Company acknowledges that the information provided by the Company, the Company Subsidiaries and the Company Representatives to Parent, each Merger Sub and the Parent Representatives in connection with this Agreement and the transactions contemplated hereby are subject to the terms of the Amended and Restated Mutual Confidentiality Agreement, dated September 26, 2017, by and between the Company, Parent and Thomas H. Lee Partners, L.P. (the “Confidentiality Agreement”). The terms of the Confidential Agreement are hereby incorporated by reference. The Confidentiality Agreement shall terminate at the date of its expiration in accordance with its terms.

(b) Nothing contained in this Agreement will give Parent or either Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

5.4 No-Solicitation. Until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, neither the Company nor any of the Company Subsidiaries shall (and the Company shall not permit or direct its Affiliates and Representatives to), directly or indirectly, submit, solicit, initiate, encourage, assist in or discuss any proposal or offer from any Person (other than Parent and its Affiliates in connection with the transactions contemplated hereby) or enter into any agreement or accept any offer relating to or consummate any (i) reorganization, liquidation, dissolution, recapitalization of the Company or any of the Company Subsidiaries (other than not involving any Person other than the Company and the Company Subsidiaries), (ii) merger or consolidation involving the Company or any of the Company Subsidiaries (other than between the Company Subsidiaries), (iii) purchase or sale of any material amount of assets or Equity Interests (or any rights to acquire, or securities convertible into or exchangeable for, any such material amount of Equity Interests) of the Company or any of the Company Subsidiaries or (iv) similar transaction or business combination involving the Company or any of the Company Subsidiaries or a material amount of their businesses or assets, nor participate in any or continue any ongoing discussions or negotiations regarding, or otherwise knowingly cooperate in any way with any effort or attempt by any Person to pursue or effect any transaction set out in the foregoing clauses (i)-(iv).

5.5 Company Stockholder Approval. Within 24 hours following the execution and delivery of this Agreement, the Company will deliver to Parent true and complete copies of requisite written consents from the holders of at least seventy-five percent (75%) of the issued and outstanding Company Shares representing the Company Stockholder Approval, which consents shall be in the form attached to this Agreement as Exhibit B.

5.6 Appropriate Action; Consents; Filings.

(a) Subject to the terms of this Agreement (including Section 5.6(b)), the Company and Parent will use their respective reasonable best efforts to (i) take, or cause to be taken, appropriate action and do, or cause to be done, those things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, and (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act and any other applicable Competition Laws); provided, however, that the Company and Parent will cooperate with each other in connection with (A) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Mergers and (B) seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent will furnish to each other all information reasonably required or requested in connection with any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. The Company and Parent will use their respective reasonable best efforts to give (or will cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third-party consents (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) required to be disclosed in Section 3.5 of the Company Disclosure Schedule.

(b) In furtherance and not in limitation of Section 5.6(a), and subject to the remainder of this Section 5.6(b), each party hereto agrees to make any required filings with respect to the Mergers pursuant to the HSR Act within ten (10) Business Days of the date of this Agreement and to make any required filings under the Competition Laws of the jurisdictions set forth on Section 3.5 of the Company Disclosure Schedule as soon as reasonably practicable. Each of Parent, each Merger Sub and the Company will (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any applicable Laws or requested to be made by any Governmental Entity in connection with the transactions contemplated by this Agreement, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by the Federal Trade Commission, the Department of Justice, or other Governmental Entities with which any such filings or submissions are made as promptly as practicable, (iv) use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable Laws as soon as reasonably practicable and (v) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain any consents, licenses, permits, waivers, approvals, authorizations or orders required under or in connection with any applicable Laws or from any Governmental Entity, and to enable all waiting periods under applicable Laws to expire, and to avoid or eliminate each and every impediment under applicable Laws asserted by any Governmental Entity, in each case, to cause the Mergers and the other transactions contemplated hereby, to occur as promptly as practicable following the date of this Agreement (and prior to the Outside Date), including but not limited to (A) promptly complying with any requests for additional information (including to certify that such party has “substantially complied” with any request for additional information or documentary material issued by a Governmental Entity under 15 U.S.C. Section 18a(e) in conjunction with the transactions contemplated by this Agreement as promptly as practicable) by any Governmental Entity, (B) if necessary to obtain clearance by any Governmental Entity before the Outside Date, but subject to the remainder of this Section 5.6(b) (including the limitations set forth below), offering, negotiating, committing to, taking and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any business or assets of Parent or the Parent Subsidiaries, or the Company or the Company Subsidiaries, and any other actions that limit the freedom of action with respect to, or the ability to retain, any business or assets of Parent or the Parent Subsidiaries or the Company or the Company Subsidiaries (in each case provided that such action is conditioned on the consummation of the Mergers) (all of the foregoing, a “Divestiture Action”) and (C) contesting, defending and appealing any lawsuit or other legal proceeding, whether judicial or administrative, threatened or pending preliminary or perm anent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof. Notwithstanding the foregoing, Parent shall not be required to undertake a Divestiture Action if such Divestiture Action would result in a material adverse effect as measured against a company the size of the Company.

(c) Without limiting the generality of anything contained in this Section 5.6, each party hereto will: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation or Proceeding by or before any Governmental Entity with respect to the Mergers or any of the other transactions contemplated by this Agreement; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation or Proceeding; and (iii) except as may be prohibited by any Governmental Entity or by any applicable Law, promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Mergers. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Mergers or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation or Proceeding, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding.

5.7 Public Announcements. Each of the Company, Parent and each Merger Sub agrees that no public release or public announcement concerning the transactions contemplated hereby will be issued by any party without the prior review and approval of the Company and Parent (which consent will not be unreasonably withheld, delayed or conditioned), except as such public release or public announcement may be required by applicable Law or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its commercially reasonable efforts to allow each other party reasonable time to review and comment on such release or announcement in advance of such issuance (and incorporate all such comments reasonably proposed). The initial press release announcing this Agreement, any ancillary agreements and the transactions contemplated hereby shall be in substantially the form mutually agreed upon by Parent and Merger Sub, on the one hand, and the Company, on the other hand. For the avoidance of doubt, the parties acknowledge and agree that the Company and its Affiliates may provide information about the subject matter of this Agreement and the transactions contemplated hereby to their respective limited partners and direct or indirect investors.

5.8 Employee Benefit Matters.

(a) For a period of one year following the Effective Time, or such longer time as required by applicable Laws, Parent will provide, or will cause to be provided, to those employees of the Company and the Company Subsidiaries who continue to be employed by Parent and Parent Subsidiaries (individually, “Continuing Employee” and collectively, “Continuing Employees”) (i) annual base salary or hourly wage rate, commission opportunity and bonus opportunity, as applicable (excluding, for the avoidance of doubt, any equity based compensation), on terms at least as favorable in the aggregate as the total annual base salary or hourly wage rate, commission opportunity and bonus opportunity, as applicable (excluding, for the avoidance of doubt, any equity based compensation), provided to the Continuing Employees by the Company immediately prior to the Effective Time or, if greater, on terms required by applicable Laws, (ii) other compensation and benefits on terms substantially similar in the aggregate to the compensation and benefits (excluding any equity based compensation) provided to the Continuing Employees by the Company immediately prior to the Effective Time and (iii)

equity based compensation to the same extent and on the same terms as similarly situated employees of Parent and its Parent Subsidiaries, as applicable.

(b) As of and following the Effective Time, Parent will (i) continue Company Benefit Plans with respect to Continuing Employees, (ii) permit Continuing Employees and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including without limitation any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick, or personal time off plans or programs) of Parent, or (iii) a combination of clauses (i) and (ii). To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies following the Effective Time, Parent shall, and shall cause the Surviving Company or other applicable entity to, treat, and cause the applicable benefit plans in which Continuing Employees are entitled to participate to treat, the service of Continuing Employees with the Company or any of its predecessors to the extent previously recognized by the Company as of the date hereof attributable to any period before the Effective Time as service rendered to Parent, the Surviving Company or any Parent Subsidiary for all purposes, including eligibility to participate, vesting and for other benefits, except with respect to benefit accrual under any defined-benefit pension plan or as would otherwise result in a duplication of benefits. Without limiting the foregoing: (i) Parent shall cause any pre-existing conditions or actively at work or similar limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations under any health or similar plan of Parent to be waived with respect to Continuing Employees and their eligible dependents; and (ii) in the event Continuing Employees are placed onto Parent’s paid time off or vacation policy, program, plan or arrangement, Parent shall continue to recognize any paid time off balance theretofore accrued with the Company or, in lieu of such recognition, make a cash payment to Continuing Employees in an amount equal to any such accrued paid time off forfeited. Parent shall also cause any deductibles paid by Continuing Employees under any of the Company’s health plans in the plan year in which Continuing Employees and their eligible dependents are transitioned to Parent’s health or similar plans to be credited towards deductibles under the health plans of Parent or any Parent Subsidiary.

(c) The Company and Parent acknowledge and agree that all provisions contained in this Section 5.8 with respect to employees are included for the sole benefit of the respective parties to this Agreement and will not create any right in any other Person, including any employees, former employees, any participant in any Company Benefit Plan or any beneficiary thereof.

(d) As of and following the Effective Time, Parent shall or shall cause one or more Parent Subsidiaries to assume each Company Benefit Plan that is an individual employment or severance agreement to which a Continuing Employee is party (each, a “Protected Agreement”) and to honor all obligations thereunder in accordance with its terms as in effect immediately prior to the Effective Time. Parent shall not, and shall not permit any Parent Subsidiary to, amend or terminate any Protected Agreement, other than as may be permitted in accordance with its terms, following the Effective Time.

5.9 Indemnification of Directors and Officers.

(a) For six (6) years from and following the Effective Time, without limiting any additional rights that any Person may have under any Company Benefit Plan, from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, and the Surviving Company shall, indemnify and hold harmless all past and present directors, officers, managers, agents, employees or judiciaries of the Company and the Company Subsidiaries (the “Indemnified Parties”) (including, without limitation, to the same extent such Persons are required to be indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Charter, the Company Bylaws and indemnification agreements in existence on the date of this Agreement with any Indemnified Party and made available to Parent prior to the date of this Agreement), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with, or arising out of, acts or omissions in their capacity as directors, officers, managers, agents, employees or fiduciaries of the Company occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Mergers). In the event of any such claim, action, suit, proceeding or investigation, Parent and the Surviving Company shall advance as incurred expenses (including reasonable legal fees and expenses) to all Indemnified Parties incurred in the defense of any Proceedings with respect to the matters subject to indemnification pursuant to this Section 5.9(a) in accordance with the procedures set forth in the Company Bylaws and indemnification agreements in existence on the date of this Agreement and made available to Parent prior to the date of this Agreement. Neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any Proceeding or threatened Proceeding (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes a full and unconditional release of such Indemnified Party from all liability or potential liability arising out of such Proceeding or such Indemnified Party otherwise consents.

(b) For six (6) years from and following the Effective Time, Parent shall cause the certificate of incorporation and bylaws of the Surviving Company and the Company Subsidiaries to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to directors, officers, managers, agents, employees or fiduciaries of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws and the organizational documents of the Company Subsidiaries, and such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by applicable Law or except to make changes permitted by Law that would enlarge the scope of the Indemnified Parties’ indemnification rights thereunder. Parent and the Surviving Company will cause the indemnification agreements in existence on the date of this Agreement with any of the directors, officers, managers, agents, employees or fiduciaries of the Company to continue in full force and effect in accordance with their terms for no less than six (6) years from and following the Effective Time.

(c) For six (6) years from and after the Effective Time, Parent shall cause the Surviving Company to obtain and fully pay the premium for the benefit of the Company’s directors, officers, managers, agents, employees or fiduciaries, as of the date of this Agreement and as of the Effective Time, a non-cancellable insurance and indemnification policy from an insurance carrier with the same or better credit rating as the Company’s current director and officer insurance carrier that provides coverage for facts or events occurring on or prior to the Effective Time that are no less advantageous than the Company’s existing policy. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by either Parent or the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement; provided, however, that the Company will not obtain any such prepaid policy if the cost of such policy will exceed 250% of the last annual premium paid prior to the date of this Agreement. If such prepaid policies have been obtained prior to the Effective Time, Parent will cause the Surviving Company to maintain such policies in full force and effect and continue to honor the obligations thereunder.

(d) In the event Parent or the Surviving Company (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 5.9.

(e) The obligations under this Section 5.9 will (i) continue, notwithstanding any six-year limitation referred to above, until the final disposition of any action, suit, proceeding or investigation brought or commenced during such six-year period and (ii) not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.9 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.9 applies will be third-party beneficiaries of this Section 5.9).

(f) The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any Indemnified Party may at any time be entitled. No right or remedy herein conferred by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise.

5.10 Preservation of Records. Parent shall, and shall cause the Surviving Company to, preserve and keep the records held by them relating to the respective businesses of the Company and the Company Subsidiaries for a period of seven years following the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to any stockholder of the Company as of immediately prior to the Effective Time as may be reasonably required by such party in connection with any insurance claims by, legal proceedings or Tax audits against, governmental investigations of, or compliance with applicable Laws by, the stockholder of the Company as of immediately prior to the Effective Time or any of their

Affiliates. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (a) would unreasonably disrupt the operations of the Surviving Company or any of its Subsidiaries or (b) would require the Surviving Company or any of its Subsidiaries to disclose information that, in the reasonable judgment and good faith of counsel to the Surviving Company, is subject to attorney-client privilege or conflicts with any confidentiality obligations to which the Surviving Company or any of its Subsidiaries is bound; provided, that in each such case, the Surviving Company and its Subsidiaries shall use commercially reasonable efforts to take those actions reasonably necessary so that the Surviving Company or its Subsidiaries is able to provide such information to such stockholders of the Surviving Company (which efforts shall not require the Surviving Company or any of its Subsidiaries to waive its attorney-client privilege or violate any Contract or applicable Law).

5.11 Parent Agreement Concerning Merger Sub. Parent agrees to cause each Merger Sub to comply with its obligations under this Agreement.

5.12 NASDAQ Listing Matters. Parent shall file a notification of listing of additional shares (or such other form as may be required) with NASDAQ with respect to the Parent Shares to be issued in the Mergers, and shall use reasonable best efforts to cause such Parent Shares to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date.

5.13 FIRPTA Certificate. The Company shall deliver to Parent at the Closing a statement duly executed by the Company and dated on the Closing Date, in compliance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3)(i), certifying that the shares of Company Common Stock are not United States real property interests, together with a copy of a notice to the Internal Revenue Service, signed by the Company, that satisfies the requirements of Treasury Regulations Section 1.897-2(h)(2).

5.14 Reorganization. On or prior to the Closing Date, the Company shall consummate the Hawkeye Reorganization and the Intermediate Holdings Reorganization in a manner such that, as a result of such reorganizations, the Company and the Company Subsidiaries shall have no Liabilities whatsoever to any Hawkeye entity or any present or former securityholders of any Hawkeye Entity or Intermediate Holdings in their capacity as such. Parent shall have the right to review all documentation related to the Hawkeye Reorganization and the Intermediate Holdings Reorganization at least five (5) days prior to the proposed consummation of the Hawkeye Reorganization and the Intermediate Holdings Reorganization.

5.15 Termination of Affiliate Transactions or Interests. Prior to the Closing, the Company and the Company Subsidiaries shall cause the Affiliate Transactions or Interests other than those set forth on Schedule 5.15 to be terminated with no further financial obligation following the Closing of the Company or any of its Subsidiaries provided that any rights to indemnification available to a director or officer in their capacity as such that by their terms survive termination thereunder shall survive such termination.

5.16 Lock-Up of Parent Shares. For a period of six (6) months following the Closing Date, no holder of Shares that receives Parent Shares as Merger Consideration shall, directly or indirectly, without the prior written consent of Parent (to be granted or withheld in Parent’s sole and absolute discretion), offer, sell, contract to sell, transfer, pledge, grant any option to purchase, make any short sale or otherwise dispose of (each such transaction, a “Transfer”) any of the Parent Shares or any options or warrants to purchase any Parent Shares, or any securities convertible into, exchangeable for or that represent the right to receive Parent Shares or engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Parent Shares.

5.17 Restrictive Legend.

(a) The certificates representing the Parent Shares to be issued and delivered hereunder shall bear the following legend (it being agreed that if the Parent Shares are not in certificated form, other appropriate restrictions shall be implemented to give effect to the following):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SUCH ACT AND SUCH LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ADDITIONAL CONTRACTUAL RESTRICTIONS ON TRANSFER AND, SUBJECT TO CERTAIN EXCEPTIONS, GENERALLY MAY NOT BE TRANSFERRED OR PLEDGED FOR A PERIOD OF SIX MONTHS AFTER THE CLOSING DATE.”

(b) Notwithstanding the foregoing, the holder of any certificate(s) for such Parent Shares shall be entitled to receive from Parent new certificates for a like number of Parent Shares not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of such holder at (i) such time as such restrictions are no longer applicable, and (ii) with respect to the restriction on transfer of such shares other than pursuant to a registration statement under the Securities Act, delivery of an opinion of counsel to such holder, which opinion is reasonably satisfactory in form and substance to Parent and its transfer agent, that the restriction referenced in such legend (or such notations or arrangements) is no longer required in order to ensure compliance with the Securities Act.

5.18 Company Financing Cooperation.

(a) The Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, in each case, use reasonable best efforts to provide to Parent and Sub all customary cooperation reasonably requested by Parent or Merger Sub in connection with any bank financing which will be incurred by Parent, Merger Sub or any of their subsidiaries in connection with this Agreement or the Transactions, including without limitation bank financing incurred to finance all or a portion of the payoff of the Company Credit Agreement or the Company Receivables Financing Agreement, and the redemption and discharge of the Company Notes (collectively, such bank financing, the “Debt Financing”), including using reasonable best efforts to:

(i) participate (and cause management of Compucom Systems with appropriate seniority and expertise to participate) in a reasonable number of meetings, calls, presentations, due diligence sessions and sessions with rating agencies and assist Parent in obtaining ratings as contemplated by the Debt Financing;

(ii) assist Parent and the Debt Financing Sources with the preparation of customary rating agency presentations, bank information memoranda, lender presentations and similar documents required in connection with the Debt Financing;

(iii) solely with respect to financial information and data derived from the Company’s (to the extent available) and CompuCom Systems’ historical books and records, assist Parent with the preparation of pro forma financial information and pro forma financial statements of Parent and its Subsidiaries, including Compucom Systems and its Subsidiaries, to the extent necessary or reasonably required by Parent or the Debt Financing Sources, it being agreed that the Company and the Company Subsidiaries will not be required to actually prepare any such pro forma financial information or pro forma financial statements or provide any information or assistance relating to (A) the proposed debt and equity capitalization or any assumed interest rates, dividends (if any) and fees and expenses relating to such debt or equity capitalization, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing, or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

(iv) execute and deliver as of the Closing (but not prior to the Closing) any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Sources and otherwise reasonably facilitate the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(v) (A) as soon as reasonably available, furnish Parent, Merger Sub and the Debt Financing Sources, from time to time at the request thereof, with all historical financial statements, financial data, audit reports and other information regarding the Company (to the extent available) and Compucom Systems and its Subsidiaries and such other financial and other information regarding the Company (to the extent available) and Compucom Systems and its Subsidiaries as may be reasonably requested by Parent, Merger Sub, or the Debt Financing Sources to the extent that such information is required in connection with the Debt Financing and (B) as promptly as practicable, inform Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Company’s board of directors shall have knowledge of any facts as a result of which a restatement of any financial statements of Compucom Systems to comply with GAAP is probable or under consideration;

(vi) upon reasonable request of Parent, assist Parent to obtain customary and reasonable consents, landlord waivers and estoppels, non-disturbance agreements, environmental assessments, surveys and title insurance commitments;

(vii) at the request of Parent, (A) deliver notices of prepayment (which may be delivered at Parent’s request (in consultation with the Company) in advance of the Closing Date) within the time periods reasonably requested by Parent (in consultation with the Company) and take any actions at or prior to the Effective Time reasonably requested by Parent to facilitate the prepayment of all outstanding amounts under the Company Credit Agreement, the Company Receivables Financing Agreement, the Company Notes, and any other Indebtedness of the Company and the Company Subsidiaries and, for the avoidance of doubt, any other obligations of the Company and the Company Subsidiaries owing under floorplan, payables, or other inventory financing arrangements (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or the Company Subsidiaries to complete such prepayment prior to the occurrence of the Closing); (B) arrange for delivery of the Company Credit Agreement Payoff Letter, the Company Receivables Financing Agreement Payoff Letter, the Company Notes Discharge Statement, the Company Notes Redemption and Discharge Documentation, and other customary payoff letters, lien terminations and releases, and instruments and acknowledgements of discharge in respect of any Indebtedness of the Company and the Company Subsidiaries and, for the avoidance of doubt, in respect of any other obligations of the Company and its Subsidiaries owing under floorplan, payables, or other inventory financing arrangements, to be delivered to Parent; (C) take all other reasonable actions to facilitate (x) the payoff and termination of the Company Credit Agreement and the Company Receivables Financing Agreement, (y) the Company Notes Discharge, and (z) the payoff, discharge and termination in full at the Closing of all amounts outstanding under any other Indebtedness of the Company and the Company Subsidiaries and, for the avoidance of doubt, any other obligations of the Company and its Subsidiairies owing under floorplan, payables, or other inventory financing arrangements; and (D) unwind or novate or assist Parent in connection with the unwinding or novation of any outstanding interest rate or other swaps or hedges at the Effective Time designated by Parent (notice of which may be delivered at Parent’s request in advance of the Closing Date so long as permitted by the underlying swap or hedge documentation to be contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or the Company Subsidiaries to complete such unwind or novation prior to the occurrence of the Closing Date);

(viii) if requested thereby, provide customary authorization letters to the Debt Financing Sources authorizing the distribution of bank information memoranda, lender presentations and similar documents required in connection with the Debt Financing (the

“Marketing Materials”) to prospective lenders and containing a customary representation to the Debt Financing Sources, including that the public side versions of such documents do not include material non-public information about the Company or the Company Subsidiaries or their securities and the accuracy of the information contained in the Marketing Materials;

(ix) furnish to Parent and the Debt Financing Sources (A) within 45 days after the end of any fiscal quarter that is not a fiscal year end, the unaudited consolidated balance sheet of Compucom Systems as of the end of such quarter and the related unaudited statements of income and cash flows (which will have been reviewed by the Compucom Systems’ independent accountants as provided in SAS 100) and (B) within 90 days after the end of any fiscal year, the audited consolidated balance sheet of Compucom Systems as of the end of such fiscal year and the related audited statements of income and cash flows;

(x) using reasonable best efforts to cause Compucom Systems’ independent auditors to (A) provide, consistent with customary practice, reasonable assistance to Parent in connection with Parent’s preparation of pro forma financial statements and information required pursuant to clause (a)(iii) of this Section 5.18 and (B) attend customary accounting due diligence sessions required pursuant to clause (a)(i) of this Section 5.18; and

(xi) (A) promptly furnish Parent and the Debt Financing Sources at least three (3) Business Days prior to the Closing Date with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company or any of the Company Subsidiaries, in each case as reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date and (B) cooperate reasonably with the Debt Financing Sources’ customary secured lending due diligence, to the extent customary and reasonable; provided that (i) in no event shall the “reasonable best efforts” of the Company, its Subsidiaries or Company Representatives be deemed or construed to require such Persons to, and such Persons shall not be required, to provide such cooperation to the extent it would (A) interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or (B) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to (x) prior to the Effective Time, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter or Company Bylaws or other comparable organizational documents of the Company Subsidiaries or any applicable Laws or any material Contract, (y) cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent or Sub the right to terminate this Agreement or seek indemnity under the terms hereof (unless, in each case, waived by Parent, the Merger Subs and, to the extent required, the Debt Financing Sources), or (z) result in any employee, officer or director of such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the Debt Financing, (ii) neither the Company nor any of the Company Subsidiaries shall be required to take any action pursuant to any agreement, certificate or instrument (other than providing the authorization letters referred to in subparagraph (a)(viii) above) that that is not contingent upon the occurrence of the Closing or that would be effective prior to the Effective Time, (iii) neither the Company’s board of directors nor any of the Company Subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve or adopt any financing or agreements related thereto (or any alternative financing) prior to the Effective Time (and no such directors that shall not be continuing directors shall be required to take such action), (iv) neither the Company nor any of the Company Subsidiaries shall be required to execute or deliver any agreements, certificates or instruments in connection with the Debt Financing that is not contingent on the Effective Time (other than providing the authorization letters referred to in subparagraph (a)(viii) above), (v) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment or incur any other liability (other than providing the authorization letters referred to in subparagraph (a)(viii) above) or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Effective Time; and (vi) nothing contained in this Section 5.18(a) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

(b) The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries.

(c) Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company or any of the Company Subsidiaries in connection with such cooperation contemplated by this Section 5.18. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing (including any action taken in accordance with this Section 5.18) and any information utilized in connection therewith, in each case, except to the extent any of the foregoing was suffered or incurred as a result of bad faith, gross negligence or willful misconduct or material breach of this Section 5.18 by the Company, any of the Company Subsidiaries or the Company Representatives.

Parent and the Merger Subs each acknowledge and agrees that obtaining of the Debt Financing is not a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement irrespective and independently of the availability of the Debt Financing, subject to the applicable conditions set forth in Section 6.1 and Section 6.2.

5.19 Representative.

(a) In addition to the other rights and authority granted to the Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite Company Stockholders of this Agreement, and pursuant to each Letter of Transmittal, all of the Company Stockholders collectively and irrevocably constitute and appoint the Representative as their agent and representative to act, provided however that the Representative shall have no obligation to the Company Stockholders to act other than as expressly provided herein, from and after the date hereof and to do any and all things and execute any and all documents that may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this

Agreement, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) receipt of payments under or pursuant to this Agreement and disbursement thereof, as contemplated by this Agreement; (iii) payment of amounts due to the Parent pursuant to this Agreement; (iv) receipt and forwarding of notices and communications pursuant to this Agreement; (v) administration of the provisions of this Agreement; (vi) giving or agreeing to, on behalf of all or any of the Company Stockholders, any and all consents, waivers, amendments or modifications deemed by the Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vii) amending this Agreement or any of the instruments to be delivered to the Parent pursuant to this Agreement; (viii) (A) disputing or refraining from disputing, on behalf of each Company Stockholder relative to any amounts to be received by such Company Stockholder under this Agreement or any agreements contemplated hereby, any claim made by the Parent under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Company Stockholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and (C) executing, on behalf of each such Company Stockholder, any settlement agreement, release or other document with respect to such dispute or remedy; (ix) engaging attorneys, accountants, agents or consultants on behalf of the Company Stockholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto; and (x) if any Company Stockholder as of the Closing is not an accredited investor, serving as “purchaser representative” for such Company Stockholder as such term is defined in Rule 501 of Regulation D. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Representative consistent herewith, shall be absolutely and irrevocably binding on each Company Stockholder as if such Company Stockholder personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Company Stockholder’s individual capacity, and no Company Stockholder shall have the right to object, dissent, protest or otherwise contest the same.

(b) Notwithstanding Section 5.19(a), in the event that the Representative is of the opinion that it requires further authorization or advice from the Company Stockholders on any matters concerning this Agreement, the Representative shall be entitled to seek such further authorization or advice from the Company Stockholders prior to acting on their behalf. In such event, each Company Stockholders shall vote in accordance with the pro rata portion of the Merger Consideration paid to such Company Stockholders in accordance with this Agreement and the authorization of a majority of such Persons shall be binding on all of the Company Stockholders and shall constitute the authorization of the Company Stockholders. The appointment of the Representative as each Company Stockholder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other person or persons to represent such Company Stockholder with regard to this Agreement. The appointment of the Representative is coupled with an interest and shall be irrevocable by any Company Stockholder in any manner or for any reason. This authority granted to the Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Thomas H. Lee Equity Fund VI, L.P. hereby accepts its appointment as the initial Representative.

(c) The Representative may resign from its position as Representative at any time by written notice delivered to the Parent and the Company Stockholders. If there is a vacancy at any time in the position of the Representative for any reason, such vacancy shall be filled by a majority vote in accordance with the method set forth in Section 5.19(b).

(d) All acts of the Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Company Stockholders and not of the Representative individually. Other than as a result of gross negligence or willful misconduct by the Representative, the Representative shall not have any liability for any amount owed to the Parent pursuant to this Agreement. Other than as a result of gross negligence or willful misconduct by the Representative, the Representative shall not be liable to the Company, the Parent or the Merger Sub, in his or its capacity as the Representative, for any liability of a Company Stockholder or otherwise, or for anything that it may do or refrain from doing in connection with this Agreement. The Representative shall not be liable to the Company Stockholders, in its capacity as the Representative, for any liability of a Company Stockholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or Law, or for anything that it may do or refrain from doing in connection with this Agreement except in the case of the Representative’s gross negligence or willful misconduct. The Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties hereunder, and it shall incur no liability in its capacity as the Representative to the Parent, either Merger Sub, the Company or the Company Stockholders and shall be fully protected with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel. The Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Company Stockholder, and the parties acknowledge that the Representative’s obligations under this Section 5.19 are solely as a representative of the Company Stockholders and that the Representative shall have no personal responsibility or liability for any expenses, costs or other liabilities incurred by it in such capacity.

5.20 Tax Treatment. Neither Parent, either Merger Sub, any Parent Subsidiary, the Company nor any Company Subsidiary shall take or agree to take any action that is not contemplated by this Agreement and that would reasonably be expected to prevent the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that the Representative requests from Weil, Gotshal & Manges LLP, counsel to the Company (“Weil”), a written opinion dated as of the Closing Date to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Initial Merger and the Follow-On Merger, taken together, will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, each of Parent and the Company will use its reasonable best efforts and will cooperate with one another and with Weil to obtain such an opinion. In connection therewith, Parent and the Company shall deliver duly executed certificates containing such customary representations, warranties and covenants as shall be reasonably satisfactory in form and substance to each of Parent, the Company and Weil and reasonably necessary or appropriate to enable Weil to render the opinion described in this Section 5.20.

5.21 280G Matters. Prior to the Closing Date, the Company shall solicit a vote by the Company Stockholders, intended to comply with Section 280G(b)(5)(B) of the Code, with respect to the right of any “disqualified individual” (as defined under Section 280G of the Code) to receive or retain any payments that would, in the absence of such stockholder approval, constitute excess parachute payments. Prior to soliciting such vote, the Company shall seek from each Person determined by the Company in good faith to be a disqualified individual a waiver that provides that no payments and/or benefits that would separately or in the aggregate constitute “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code (“Parachute Payments”) with respect to such disqualified individual shall, in the absence of stockholder approval obtained pursuant to the stockholder vote described in the immediately preceding sentence, be payable to or retained by such disqualified individual to the extent such Parachute Payments would not be deductible by the payor by reason of the application of Section 280G of the Code or would result in the imposition of the excise tax under Section 4999 of the Code on such disqualified individual. Any payments and benefits to be provided to any disqualifying individuals by Parent or its Affiliates shall be taken into account for purposes of calculating Parachute Payments and for purposes of Company compliance with this Agreement only if information relating thereto is timely provided to the Company in adequate detail. All materials produced by the Company in connection with the implementation of this Section 5.21 shall be provided to Parent at least five (5) Business Days in advance for Parent’s review and comment, and the Company shall consider any of Parent’s requested changes or comments in good faith and shall consent to include them, such consent not to be unreasonably withheld.

5.22 Stockholder Notice. The Company shall prepare and mail, within ten (10) Business Days of the date hereof, a notice of action by written consent as required by Section 228(e) of the DGCL to the Company Stockholders, which shall also contain an appraisal notice pursuant to Section 262 of the DGCL that complies with applicable Law (the “Stockholder Notice”).

5.23 No Leakage. The Company and the Representative hereby covenant to Parent that:

(a) During the period from June 30, 2017 up to and including the Closing Date, no Representative Affiliated Person has received or benefited from any amount of Leakage; and

(b) no Representative Affiliated Person has consented to or voted in favor of, through the exercise of any powers or rights it has as director or stockholder of any of the Company or any Company Subsidiary (or the failure to exercise any such powers or rights) or the giving of instructions to any director or officer appointed by it, any Leakage to be paid, made or incurred in the period from June 30, 2017 up to and including the Closing Date.

5.24 Delivery of Certain Financial Statements. The Company shall use its reasonable best efforts to prepare and deliver to Parent as promptly as practicable after the date hereof the Company Financial Statements. The Company shall provide Parent with a reasonable opportunity to consult with the Company and its representatives, including its independent accountants, from time to time prior to the Closing, with respect to the progress of the preparation of such Company Financial Statements. It is understood and agreed that completion of the Company Financial Statements is not be a condition to the parties’ obligations to complete the Mergers and the Closing shall not be delayed pending delivery of the Company Financial

Statements; provided that in the event the Company Financial Statements have not been completed and delivered by the time of the Closing, the Representative shall use commercially reasonable efforts to cooperate with Parent, to the extent reasonably requested by Parent and at Parent’s sole expense, to facilitate the completion of the Company Financial Statements after the Closing.

5.25 Representations and Warranties Insurance Policy. At the request of parent, the Company and the Representative shall use commercially reasonable efforts to assist Parent in obtaining a representations and warranties insurance policy with respect to this Agreement.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party under this Agreement. The respective obligations of each party to consummate the Transactions will be subject to the satisfaction or written waiver (to the extent permitted under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated and any other approvals or clearances required to consummate the Mergers and listed in Section 3.5 of the Company Disclosure Schedule shall have been obtained.

(b) (i) no Governmental Entity having competent jurisdiction over the Company and the Company Subsidiaries shall have issued an Order or taken any other action enjoining or otherwise prohibiting the consummation of the Mergers and (ii) there shall be no Law in effect which makes the Mergers illegal or prohibits or otherwise prevents the consummation of the Mergers.

6.2 Conditions to Obligations of Parent and Each Merger Sub. The obligations of Parent and each Merger Sub to consummate the Transactions will be subject to the satisfaction or written waiver (in whole or in part) at or prior to the Effective Time of each of the following conditions:

(a) (i) each of the Company Fundamental Representations shall be true and correct in all material respects (other than any de minimis inaccuracies) on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time); and (ii) the representations and warranties of the Company contained in Section 3.9(b) shall be true and correct in all respects on and as of the date hereof and (iii) the other representations and warranties of the Company contained in this Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), except as would not have a Company Material Adverse Effect.

(b) The Company shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d) Parent shall have received a certificate of the Company, executed by an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 6.2 have been satisfied.

(e) The Company Stockholder Approval shall have been obtained.

(f) The Hawkeye Reorganization and the Intermediate Holdings Reorganization shall have been completed.

(g) The Company shall have delivered to Parent (i) the Company Credit Agreement Payoff Letter, (ii) the Company Notes Discharge Statement, (iii) the Company Receivables Financing Agreement Payoff Letter, (iv) Company Notes Redemption and Discharge Documentation, and (v) customary lien terminations and releases as to the Company Credit Agreement and the Company Receivables Financing Agreement.

6.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Transactions will be subject to the satisfaction or (to the extent permitted under applicable Law) written waiver at or prior to the Effective Time of each of the following conditions:

(a) (i) each of the Parent Fundamental Representations shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), (ii) the representations and warranties of Parent contained in Section 4.10 shall be true and correct in all respects on and as of the date hereof and (iii) the other representations and warranties of Parent and each Merger Sub contained in this Agreement (without giving effect to any references to any Parent Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), except as would not have a Parent Material Adverse Effect.

(b) Each of Parent and the Merger Sub shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect.

(d) The Company shall have received a certificate of Parent, executed by an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 6.3 have been satisfied.

(e) The Parent Shares to be issued in the Mergers shall have been authorized and approved for listing on NASDAQ subject to official notice of issuance.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Mergers contemplated hereby may be abandoned, whether before or after adoption of this Agreement by the stockholders of the Company or of Merger Sub, and at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if any Governmental Entity having competent jurisdiction over the business of the Company and the Company Subsidiaries has issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Mergers, which Order or other action has become final and nonappealable; provided, however, that the right to termination pursuant to this Section 7.1(b) shall not be available to any party whose material breach of any representation, warranty, covenant, or agreement set forth in this Agreement resulted in a failure of a condition set forth in Article 6 or otherwise resulted in the issuance of such Order;

(c) by Parent or the Company, if the Mergers are not consummated on or before the date that is four (4) months after the date hereof (provided that if on such date the condition to closing set forth in Section 6.1(a) or Section 6.1(b) (if the failure of such condition to be then satisfied is due to an antitrust Law) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived by all parties entitled to the benefit of such conditions), such date may be extended by Parent or the Company from time to time by written notice to the other party up to a date that is no later than six (6) months after the date hereof (the “Outside Date Extension”, and such date, as it may be extended by the Outside Date Extension, the “Outside Date”); provided, however, that the right to termination pursuant to this Section 7.1(c) shall not be available to any party whose material breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the principal cause of, or principally resulted in, the failure of the Mergers to be consummated on or before the Outside Date;

(d) by Parent, if: (i) none of Parent or either Merger Sub is in material breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement and (ii) the Company is in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would render any condition set forth in

Section 6.1 or Section 6.2 not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) fifteen (15) days after the giving of written notice by Parent to the Company of such breach and (y) two (2) Business Days prior to the Outside Date;

(e) by the Company, if: (i) Parent or either Merger Sub fails to consummate the Closing when required to in accordance with Section 1.2 or (ii) (A) the Company is not in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement and (B) Parent or either Merger Sub is in material breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement that would render any condition set forth in Section 6.1 or Section 6.3 not to be satisfied, and such breach is either (1) not capable of being cured prior to the Outside Date or (2) if curable, is not cured within the earlier of (x) fifteen (15) days after the giving of written notice by the Company to Parent of such breach and (y) two (2) Business Days prior to the Outside Date;

(f) by Parent, if the Company Stockholder Approval shall not have been delivered by the Company to Parent within 24 hours following the execution and delivery of this Agreement;

Notwithstanding anything else in this Agreement, the right to terminate this Agreement under this Section 7.1 shall not be available to any party whose breach of its representations or warranties set forth herein or whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the primary cause of, or primarily resulted in, the failure to satisfy any condition to the obligations of the other party hereunder.

7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will forthwith become void and of no effect, and there will be no liability or obligation on the part of Parent, either Merger Sub or the Company or their respective Subsidiaries, officers or directors except (a) with respect to the last sentence of Section 5.3(a), this Section 7.2 and Article 9, and (b) with respect to any liabilities or damages incurred or suffered by a party as a result of fraud, or willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, each party, if so requested by any other party, will return or destroy promptly every document furnished to it by such other party (or any Affiliate or Representative of such other party) in connection with the transactions contemplated by this Agreement, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) that may have been made, and will use commercially reasonable efforts to cause its Representatives promptly to return or destroy such documents and any copies thereof any of them may have made. The Company acknowledges and agrees that none of the Debt Financing Sources nor any of their former, current and future equity holders, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders or assignees shall have any liability or obligation to the Company Subsidiaries, the Company Representatives or any other person arising out of their breach or failure to perform (whether willfully, intentionally, unintentionally or otherwise) any of their obligations under any Debt Financing.

7.3 Amendment. This Agreement may be amended by the Company, Parent and the Merger Subs at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company or of the Merger Subs; provided, however, that, after adoption of this Agreement by such stockholders, no amendment may be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.4 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any uncured inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants, agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

INDEMNIFICATION

8.1 Survival. Except for the Company Fundamental Representations, none of the representations and warranties of any party contained in this Agreement shall survive the Closing. Unless otherwise indicated, the Company Fundamental Representations and covenants set forth in this Agreement that by their terms are required to be performed exclusively before the Closing (including, for the avoidance of doubt, the covenants contained in Section 5.23) shall survive the Closing until the six-month anniversary of the Closing Date; provided that, if a valid Claim is given under Section 8.2 prior to the Expiration Date, then such Claim will be preserved until such Claim is finally resolved. Unless otherwise indicated, the covenants and agreements set forth in this Agreement that by their terms are required to be performed in whole or in part after the Closing shall survive the Closing until they have been performed or satisfied.

8.2 Indemnification for Breach of Pre-Closing Covenants and Company Fundamental Representations. From and after the Effective Time and until the Expiration Date, Parent and its Affiliates, officers, directors, and stockholders (the “Indemnitees”), shall be indemnified and held harmless solely from the Escrow Account for any and all Losses incurred or suffered by any of them as a result of, relating to or arising out of any breach by the Company, any Subsidiary of the Company or the Representative of (i) any of its covenants contained herein that by its terms is required to be performed before the Closing and (ii) any breach or inaccuracy of any Company Fundamental Representation (for these purposes, disregarding any “Company Materiality Adverse Effect,” “materiality” or similar qualifications set forth in such representations). The aggregate amount of Losses with respect to which all Indemnitees may be entitled under this Section 8.2 shall not exceed the Escrow Amount.

8.3 Claims Procedures. Any claim by an Indemnitee brought pursuant to Section 8.2 (a “Claim”) shall be asserted by the Indemnitee by giving the Representative prompt written notice thereof following the date on which Indemnitee becomes aware of such breach; provided that any failure to provide such notice shall not prejudice an Indemnitee’s right to bring such Claim except to the extent that such failure shall have prejudiced the Representative. Such notice by the Indemnitee shall describe the Claim in reasonable detail specifying the facts pertinent to such Claim, the basis for indemnification to which such item is related and shall indicate the estimated amount, if reasonably practicable and to the extent known, of the Loss that has been or may be sustained by the Indemnitee as a result of such breach. After its receipt of such notice, the Representative shall have a reasonable opportunity to investigate the matter or circumstance alleged to give rise to the Claim, and whether and to what extent any amount is payable in respect of the Claim and the Indemnitee shall cooperate with the Representative’s investigation by giving such information and assistance as the Representative or any of its professional advisors may reasonably request. There shall be no right of contribution or other recourse against the Surviving Company or its Subsidiaries or their respective directors, officers, employees, Affiliates, agents, attorneys, representatives, assigns or successors for any claims asserted by Parent Indemnitees.

8.4 Certain Limitations.

(a) All amounts recoverable in respect of any Claim shall be limited to the amount of any Loss that remains after deducting therefrom any insurance proceeds, indemnity, contribution or other similar payment actually received by the Indemnitee from a third party in respect of any such Claim.

(b) No Losses shall be recoverable under Section 8.2 that constitute punitive damages or damages that are not reasonably foreseeable except for any such damages or Losses awarded or granted by a Governmental Entity in connection with a claim by a third party.

8.5 Exclusive Remedies. Except with respect to any liabilities or damages incurred or suffered by Parent as a result of fraud, the indemnification rights set forth in this Article 8, all of which are subject to the terms, limitations, and restrictions of this Article 8, shall be the sole and exclusive remedy after Closing (other than Section 9.15) for any and all claims arising out of or related to this Agreement or the Transactions, including claims based on any breach of a representation, warranty, covenant, or agreement under this Agreement, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties to the fullest extent permitted by Law. The limited remedies provided in Article 8 and Section 9.15 were specifically bargained for by the parties hereto and were taken into account by the parties hereto in arriving at the Merger Consideration and the terms and conditions of this Agreement. The Company has specifically relied upon the limited remedies provided in Article 8 and Section 9.15 in agreeing to the Merger Consideration and the terms and conditions of this Agreement.

ARTICLE 9

GENERAL PROVISIONS

9.1 Non-Survival of Representations and Warranties. Except as set forth in Article 8, The representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective officers, directors, agents or other Representatives, except that (a) this Article 9 shall survive the Closing, and (b) the Confidentiality Agreement will remain in full force and effect and survive the termination of this Agreement

9.2 No Reliance.

(a) Except for the representations and warranties contained in Article 3, none of the Company or any of the Company Subsidiaries or any of their respective Affiliates, directors, officers, employees, subsidiaries, controlling persons, agents or other Representatives or any other Person has made or makes any other express or implied representation or warranty, whether written or oral, on behalf of the Company, the Company Subsidiaries or their respective Affiliates, directors, officers, employees, Subsidiaries, controlling persons, agents or other Representatives or any other Person.

(b) Except for the representations and warranties contained in Article 4, none of Parent or Parent’s Subsidiaries or any of their respective Affiliates, directors, officers, employees, subsidiaries, controlling persons, agents or other Representatives or any other Person has made or makes any other express or implied representation or warranty, whether written or oral, on behalf of Parent, Parent’s Subsidiaries or their respective Affiliates, directors, officers, employees, Subsidiaries, controlling persons, agents or other Representatives or any other Person, regarding the Parent Shares or Parent generally.

(c) Except for the representations and warranties contained in Article 3 and except in the case of fraud, none of the Company, the Company Subsidiaries or any other Person will have or be subject to any liability or indemnification obligation to Parent, either Merger Sub or any other Person resulting from the distribution to Parent and Merger Sub, or Parent’s or Merger Sub’s use of any information, documents, projections, forecasts or other material made available to Parent or either Merger Sub in any electronic data room or management presentations in expectation of the Mergers, the other transactions contemplated hereby or otherwise.

(d) Except for the representations and warranties contained in Article 4 and except in the case of fraud, none of Parent, either Merger Sub, Parent’s other Subsidiaries or any other Person will have or be subject to any liability to the Company, its equityholders, Affiliates or any other Person resulting from the distribution to any Person or such Person’s use of any information, documents, projections, forecasts or other material made available in any electronic data room or management presentations in expectation of the Mergers, the other transactions contemplated hereby or otherwise.

9.3 Fees and Expenses. Subject to Section 7.2 and Section 2.2 (to the extent the Expenses include Transaction Expenses), all Expenses incurred by the parties hereto will be borne solely and entirely by the party which has incurred the same; provided, however, that Parent shall be responsible for all fees and Expenses in connection with any filing pursuant to the HSR Act, Competition Laws or any application or filing before a Governmental Entity. Fifty (50) percent of all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) imposed on Buyer or Seller or any of their Affiliates in connection with this Agreement and the sale of the Acquired Assets (“Transfer Taxes”) will treated as “Transaction Expenses”. The party which has the primary obligation to do so under applicable Law shall file any Tax Return that is required to be filed in respect of Transfer Taxes described in this Section 9.3, and the other party shall cooperate with respect thereto as reasonably necessary. The parties will reasonably cooperate as may be necessary to establish the applicability of any available Transfer Tax exemption.

9.4 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (i) when delivered or sent if delivered in Person or sent by facsimile or email transmission (provided confirmation of facsimile or email transmission is obtained) or (ii) on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or the Merger Subs, addressed to it at:

Office Depot, Inc.

6600 North Military Trail

Boca Raton, FL 33496

Attention: Office of the Chief Legal Officer

Fax: 561-438-4464

Email: LegalGCsupport@officedepot.com

with a copy to (for information purposes only):

Wachtell, Lipton, Rosen & Katz

51 West 52nd St.

New York, NY 10019

Attention: David A. Katz and Gregory E. Ostling

Fax: 212-403-2000

Email: DAKatz@wlrk.com and GEOstling@wlrk.com

If to the Company, addressed to it at:

THL Portfolio Holdings Corp.

c/o Thomas H. Lee Partners, L.P.

100 Federal Street, 35th Floor

Boston, MA 02110-1800

Attn: Soren Oberg, Josh Bresler and Shari Wolkon

Fax: (617) 227-3514

Email: soberg@thl.com, jbresler@thl.com and swolkon@thl.com

with a copy to (for information purposes only):

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02110-1800

Attention: Shayla Harlev and Matthew Goulding

Fax: (617) 772-8333

Email: shayla.harlev@weil.com and matthew.goulding@weil.com

9.5 Certain Definitions. For purposes of this Agreement, the term:

“Affiliate” or “affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. For the avoidance of doubt, “Affiliate” or “affiliate” shall not include any portfolio companies of Thomas H. Lee Partners, L.P.

“Aggregate Stock Consideration” means an amount equal to 45,000,000 Parent Shares.

“Aggregate In the Money Option Exercise Price” means the aggregate exercise price of all In the Money Company Options.

“beneficial ownership” has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in the County of New York, New York are not required or permitted by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” means all material “employee benefit plans” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and all material bonus, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, retention, profit-sharing, deferred compensation, vacation, paid time off, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plans, programs or arrangements, and all material employment, termination, severance or other contracts or agreements to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has or may have any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee or director of the Company or any Company Subsidiary.

“Company Common Stock” means common stock of the Company, par value $0.01 per share.

“Company Credit Agreement” means that certain Term Loan Agreement, dated as of May 9, 2013, among, inter alias, CompuCom Systems, Inc., CompuCom Systems Holding Corp., the lenders party thereto and Citibank, N.A., as administrative agent.

“Company Credit Agreement Payoff Amount” means the amount necessary to, at the Closing on the Closing Date, repay in full all non-contingent (unless such non-contingent obligations have become due and owing) obligations outstanding under the Company Credit Agreement, as reflected in a customary payoff letter providing for the termination of the Company Credit Agreement and release of all liens relating thereto and executed by the administrative agent for the Company Credit Agreement (the “Company Credit Agreement Payoff Letter”).

“Company Equity Plans” means any equity or equity-based incentive plan or arrangement of the Company or any of the Company Subsidiaries.

“Company Financial Statements” means the (A) audited consolidated balance sheets and related audited statements of comprehensive income (loss), stockholders’ equity and cash flows of the Company (giving effect to the consummation of the Hawkeye Reorganization) for the most recently completed fiscal year that has ended at least 60 days prior to the Closing Date (accompanied by an unqualified audit opinion from PricewaterhouseCoopers LLP) and (B) unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows of the Company (giving effect to the consummation of the Hawkeye Reorganization) for the interim period from the date of the most recent such audited consolidated balance sheet through the end of the most recent quarterly period that has ended at least 40 days prior to the Closing Date (and in any event including such unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows for the Company’s (giving effect to the consummation of the Hawkeye Reorganization) nine months ending on September 30, 2017, and excluding any quarterly period ended prior thereto), and for the corresponding period of the prior fiscal year, in each case meeting the requirements of Regulation S-X under the Securities Act, and all other accounting rules and regulations of the SEC promulgated thereunder applicable to a Current Report on Form 8-K filed by Parent relating to the Transaction under the Exchange Act.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a), Section 3.1(b), Section 3.1(c), Section 3.2, Section 3.3 and Section 3.20.

“Company Material Adverse Effect” means any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (a) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) would, individually or in the aggregate, prevent or materially impair or materially delay beyond the Outside Date the ability of the Company to consummate the Mergers or the other transactions contemplated by this Agreement; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (i) any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic region in which the Company conducts business; (ii) changes in financial, credit or capital market conditions, including interest rates or exchange rates; (iii) any change generally affecting the industries in which the Company and any Company Subsidiary operates; (iv) any change primarily caused by the execution, announcement or pendency of the transactions contemplated hereby, including any litigation or any loss or threatened loss of, or disruption or threatened disruption in, the relationship of the Company and the Company Subsidiaries with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, primarily resulting from the execution, announcement or pendency of the transactions contemplated hereby; (v) any change primarily caused by the Company’s compliance with the express terms of this Agreement or actions taken at Parent’s express request pursuant to this Agreement; (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) any hurricane, earthquake, flood, or other natural disasters or acts of God; (viii) changes in Laws after the date hereof; (ix) changes in GAAP after the date hereof; or (x) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(ix) of this definition); provided, however, that the exceptions in clauses (i) through (iii) and (vi) through (x) will be taken into account for purposes of determining whether there has been or will be, a Company Material Adverse Effect if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on the Company and the Company Subsidiaries, as a whole, compared to other companies operating in the industry in which the Company and the Company Subsidiaries operate.

“Company Notes” means the 7.000% Senior Notes due 2021 issued pursuant to that certain indenture, dated as of May 9, 2013 (as amended, the “Company Notes Indenture”), among Compiler Finance Sub Inc., as issuer, and Wilmington Trust, National Association, as trustee (the “Company Notes Trustee”).

“Company Notes Discharge Amount” means the amount necessary to, at the Closing on the Closing Date, satisfy and discharge (by deposit in escrow with the Company Notes Trustee in accordance with the Company Notes Indenture) in their entirety, and to pay all fees and expenses relating thereto (the “Company Notes Discharge”).

“Company Notes Discharge Statement” means a written calculation reasonably satisfactory to Parent and agreed to by the Company Notes Trustee stating (with reasonable supporting detail) the Company Notes Discharge Amount as of the Closing Date.

“Company Notes Redemption and Discharge Documentation” means documentation evidencing (a) that 100% of the Company Notes have been called for redemption (which may be pursuant to a conditional notice of redemption issued in advance of the Closing Date) and (b) that 100% of the Company Notes have been discharged in accordance with the Company

Notes Indenture as of the Closing Date, in each case in accordance with the Company Notes Indenture.

“Company Options” means the options to purchase Company Common Stock issued in connection with the Intermediate Holdings Reorganization upon conversion of Intermediate Holdings Options.

“Company Receivables Financing Agreement” means the Receivables Financing Agreement, dated as of February 26, 2014, among CSI Funding Inc., as borrower, PNC Bank, National Association, as lender, LC participant, group agent, administrator and LC Bank, and the other parties thereto, as amended by the First Amendment to the Receivables Financing Agreement, dated August 28, 2015.

“Company Receivables Financing Agreement Payoff Amount” means the amount necessary to, at the Closing on the Closing Date, repay in full all non-contingent (unless such non-contingent obligations have become due and owing) obligations outstanding under the Company Receivables Financing Agreement, as reflected in a customary payoff letter executed by PNC Bank, National Association (the “Company Receivables Financing Agreement Payoff Letter”).

“Company Registered Intellectual Property” means all Intellectual Property Rights that are owned by the Company or any of the Company Subsidiaries and are the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Entity.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote upon the adoption of this Agreement, voting together as a single class.

“Competition Law” means any domestic or foreign antitrust, competition and merger control law or regulation that is applicable to the transactions contemplated by this Agreement.

“Contamination” or “Contaminated” means the presence of Hazardous Substances in, on or under the soil, groundwater, surface water, air or other environmental media to the extent that any Response Action is legally required by any Governmental Entity under any Environmental Law with respect to such presence of Hazardous Substances.

“Contracts” means any contract, agreement, indenture, note, loan, mortgage, bond, license, sublicense, letter of intent, memorandum of understanding, lease or any other legally binding commitment, plan or other arrangement, whether oral or written.

“Debt Financing Sources” means the persons that commit to provide, or otherwise enter into agreements in connection with, any Debt Financing, and any joinder agreements, indentures or credit agreements relating to the Debt Financing, together with their affiliates, current or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners involved in the Debt Financing and their successors and assigns.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, perm its, restrictions and licenses, which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of Persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq., as amended, or any other law of similar effect.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law to operate all facilities, owned, operated or leased and the business as currently conducted.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Amount” means 7.5 million Parent Shares.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the quotient of (x) the sum of (i) the Aggregate Stock Consideration plus (ii) the quotient of the Aggregate In the Money Option Exercise Price, divided by the Parent Stock Price, divided by (y) the Fully-Diluted Shares.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the filing of any required notices under the HSR Act or Foreign Competition Law, investment, trade regulation or similar Laws, or in connection with other regulatory approvals, any filings with the SEC, any solicitation of stockholder approvals and all other matters related to the transactions contemplated by this Agreement.

“Fully-Diluted Shares” means (i) the aggregate number of Shares outstanding as of immediately prior to the Effective Time, plus (ii) the aggregate number of Shares issuable upon the exercise in full of all In the Money Options.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity, (b) any political party or party official or candidate for political office or (c) any official, officer, employee, representative, or any person acting in an official capacity for or on behalf of any public international organization or any department or agency thereof.

“Governmental Entity” means (a) any national, supranational, federal, state, county, municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (b) any public international organization (such as the World Bank or the United Nations) and (c) any department, agency, or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled, in whole or in part, by any government, including any court.

“Hawkeye Entities” means THL Hawkeye Blocker II Corp., THL Hawkeye Blocker III Corp., THL Hawkeye Blocker V Corp., Hawkeye Energy Holdings LLC and Advanced Bio Energy, LLC.

“Hazardous Substance” means any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material pollutant, contaminant or waste, that is defined, classified, listed or regulated under, or requires a Response Action pursuant to, any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In the Money Option” means each Company Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, having a per Share exercise price that is greater than the Per Share Merger Consideration Value.

“Indebtedness” means all (a) indebtedness of the Company or any of the Company’s Subsidiaries for borrowed money; (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments; (c) obligations of the Company or any Company Subsidiaries or any of the Company Subsidiaries under capitalized leases; (d) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements; (e) obligations of the Company or any of the Company Subsidiaries to guarantee or otherwise provide collateral or credit support for any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries; and (f) the aggregate amount, with respect to any of the foregoing types of payment obligations described in the foregoing clause (a)-(e), of (i) any accrued but unpaid interest on such Indebtedness and (ii) any prepayment penalties, breakage and redemption costs and costs triggered by the execution or consummation of this Agreement or the repayment or redemption (whether voluntary or mandatory) of such Indebtedness in connection with the transactions contemplated by this Agreement.

“Intellectual Property Rights” means all (a) U.S. and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) U.S. and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) U.S. and foreign copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) rights in software, databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (e) trade secrets and other rights in know-how and confidential or proprietary information deriving economic value from the secret nature of the information, and (f) URL and Internet domain name registrations.

“Intermediate Holdings” means CompuCom Intermediate Holdings Inc., a Delaware corporation and a Subsidiary of the Company.

“Intermediate Holdings Option” means an option to purchase shares of common stock of Intermediate Holdings, par value $0.01 per share issued pursuant to any Company Equity Plan.

“IRS” means the United States Internal Revenue Service.

“Knowledge” of a Person means, with respect to the Company, the actual knowledge of each of the individuals set forth on Section 9.5(b) of the Company Disclosure Schedule, and, with respect to the Parent and the Merger Subs, the actual knowledge of each of the individuals set forth on Section 9.5(b) of the Parent Disclosure Schedule.

“Labor Agreement” means any collective bargaining, works council or similar collective labor agreement.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, executive order, treaty, convention, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Leakage” means any of the following, except to the extent they are Permitted Payments: (i) any dividend or distribution declared, paid or made by the Company or any Company Subsidiary to any Person other than the Company or a Company Subsidiary; (ii) any redemption or purchase of capital stock or return of capital by the Company or any Company Subsidiary other than to, or in respect of capital stock held solely by, the Company or a Company Subsidiary; (iii) any payments (including management, monitoring, advisory or other fees) made or other economic benefits given by the Company or any Company Subsidiary to any Representative Affiliated Person; (iv) any assets transferred to any Representative Affiliated Person by the Company or any Company Subsidiary; (v) any liability of any Representative

Affiliated Person, which is assumed, incurred or indemnified by the Company or any Company Subsidiary (excluding any Specified Arrangement); (vi) any lending or guaranteeing by the Company or any Company Subsidiary of any amount owed by any Representative Affiliated Person, and any waiver or agreement to waive any amount owed to the Company or any Company Subsidiary by any Representative Affiliated Person; (vii) any Transaction Expenses; and (viii) the agreement by the Company or any Company Subsidiary to do any of the matters or pay any amounts referred to in the foregoing clauses (i) through (vii).

“Liabilities” or “liabilities” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, restriction, charge, option, lease, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Losses” means any and all claims of any kind, damages, judgments, awards, Liabilities, Taxes, losses, obligations, fees, interest, penalties, and costs and expenses, including reasonable fees and expenses of attorneys, auditors, consultants and other agents.

“NASDAQ” means the NASDAQ Global Select Market.

“Non-Recourse Party” means, with respect to a party to this Agreement, any of such party’s former, current and future equity holders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, or general or limited partners (or any former, current or future equity holder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, or general or limited partner of any of the foregoing).

“Order” means any injunction, judgment, decree, ruling or other order issued by a Governmental Entity of competent jurisdiction or any Contract settling any actual or threatened Proceeding.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1(a), Section 4.1(b), Section 4.2, Section 4.3 and Section 4.18.

“Parent Material Adverse Effect” means any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (a) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Parent and the Parent Subsidiaries, taken as a whole, or (b) would, individually or in the aggregate, prevent, materially impair or materially delay beyond the Outside Date the ability of the Parent to consummate the Mergers or the other transactions contemplated by this Agreement; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a Parent Material Adverse Effect: (i) any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic region in which the Parent conducts business; (ii) changes in financial, credit or capital market conditions, including interest rates or exchange rates; (iii) any change generally affecting the industries in which Parent and any Parent Subsidiary operates; (iv) any change primarily caused by the execution, announcement or pendency of the transactions contemplated hereby, including the Mergers, including any litigation or any loss or threatened loss of, or disruption or threatened disruption in, the relationship of Parent and the Parent Subsidiaries with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, resulting primarily resulting from the execution, announcement or pendency of the transactions contemplated hereby; (v) any change primarily caused by Parent’s compliance with the express terms of this Agreement or actions taken at the Company’s express request pursuant to this Agreement; (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) any hurricane, earthquake, flood, or other natural disasters or acts of God; (viii) changes in Laws after the date hereof; (ix) changes in GAAP after the date hereof; or (x) any failure by Parent to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Parent Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(ix) of this definition); provided, however, that the exceptions in clauses (i) through (iii) and (vi) through (x) will be taken into account for purposes of determining whether there has been or will be, a Parent Material Adverse Effect if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on Parent and the Parent Subsidiaries, as a whole, compared to other companies operating in the industry in which Parent and the Parent Subsidiaries operate.

“Parent Shares” means the common stock, par value $0.01 of Parent.

“Per Option Escrow Amount” means the product of (i) the Per Share Escrow Amount and (ii) the Parent Stock Price.

“Per Share Escrow Amount” means the quotient obtained by dividing the Escrow Amount by the Fully-Diluted Shares.

“Per Share Merger Consideration Value” means the quotient of (i) the sum of (x) the product of the Aggregate Stock Consideration multiplied by the Parent Stock Price, plus (y) the Aggregate In the Money Option Exercise Price, divided by (ii) the Fully-Diluted Shares.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves are reflected, in accordance with GAAP, on the most recent consolidated balance sheet of the Company included in the CompuCom Financial Statements, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law in the ordinary course of business consistent with past practice for amounts not yet past due and payable, (c) Liens that do not detract from the value and do not interfere with any present or intended use of such property or assets, in any material respect, and (d) Liens listed on Section 9.5(c) of the Company Disclosure Schedule.

“Permitted Payments” means: (i) compensation for employment or service as a director made by the Company or the Company Subsidiaries to any Representative Affiliated Person where such payments are on arm’s-length terms and in the ordinary course of business consistent with past practice, (ii) the Transaction Expenses (excluding Transfer Taxes) payable to the Persons listed on Section 9.5(d)(i) of the Company Disclosure Schedule, which shall not exceed $18,000,000 in the aggregate, (iii) payments made as required or expressly permitted by this Agreement (including, for the avoidance of doubt, the Option Payments and payments made pursuant to either the Hawkeye Reorganization or Intermediate Holding Reorganization), including payments set forth on Section 9.5(d)(ii) of the Company Disclosure Schedule, and (iv) the payments set forth on Section 9.5(d)(iii); provided that payments made pursuant to either the Hawkeye Reorganization or Intermediate Holding Reorganization or set forth on Section 9.5(d)(ii) of the Company Disclosure Schedule shall be made solely by the Company (and not by any Company Subsidiary) from funds at the Company (and not at any Company Subsidiary) as of June 30, 2017 or obtained by the Company subsequent to June 30, 2017 from a source other than dividends, distributions or other payments from any Company Subsidiary.

“Person” or “person” means a natural person, partnership, corporation, limited liability company, legal entity, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Proceeding” means any suit, claim, action, charge, complaint, examination, hearing, arbitration, investigation or other proceeding, whether civil, criminal, administrative or investigative.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying or seeping into or upon, any land, soil, surface water, groundwater or air, otherwise entering into the indoor or outdoor environment.

“Representative Affiliated Person” means (i) the Representative, the Company Stockholders and any Affiliate of the Representative (other than the Company and the Company Subsidiaries) or (ii) any trustee, nominee or other Person acting on behalf of any of the foregoing.

“Response Action” means any action taken by any Person to investigate, abate, monitor, remediate, remove, mitigate or otherwise address any violation of Environmental Law by the Company or its Subsidiaries, any Contamination of any property owned, leased or occupied by the Company or its Subsidiaries or any Release or threatened Release of Hazardous Substances, including any such action that would be a “response” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 (25).

“Securities Act” means the Securities Act of 1933.

“Shares” means shares of Company Common Stock, which shall include, for the avoidance of doubt, shares issued in connection with the Intermediate Holdings Reorganization.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs or imposts in the nature of a tax imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security (or similar), workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto.

“Tax Return” means any report, return, statement, certificate, claim for refund, election, estimated tax filing, declaration or other document filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule, information statement or attachment thereto, and including any amendments thereof.

“Transaction Expenses” means without duplication, (i) all fees and expenses of the Company or any Company Subsidiary incurred or payable prior to the Effective Time incurred in connection with or arising out of the negotiation, execution and delivery of this Agreement or any other Contracts relating hereto, or relating to or triggered by the planning, structuring, negotiation or consummation of the transactions contemplated hereby or thereby, including those of professionals (including investment bankers, attorneys, accountants and other consultants and advisors) retained by or on behalf of the Company or any of its Subsidiaries that performed services in connection with the transactions contemplated by this Agreement or any other Contracts relating hereto, (ii) any change in control bonus or transaction bonus to be paid to any current or former employee, director or officer of the Company or any of its Subsidiaries at or after the Closing pursuant to any agreement to which the Company or any of its Subsidiaries is a party prior to the Effective Time that becomes payable solely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby (“Sale Bonuses”), (iii) any payroll, social security, unemployment or other Taxes or other amounts required to be paid by the Company or any of its Subsidiaries in connection with any Option Payments made at the Closing or Sale Bonuses, (iv) Transfer Taxes, to the extent provided in Section 9.3, and (v) the Option Payments.

“Treasury Regulations” means the regulations in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Affiliate Transactions or Interests”	Section 3.21
“Agreement”	Preamble
“Anti-Corruption Laws”	Section 3.6(c)
“Balance Sheet Date”	Section 0
“Certificates”	Section 2.2(b)
“Chancery Court”	Section 9.13(b)
“Claim”	Section 8.3
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Closing Merger Consideration”	Section 2.2(a)
“Company”	Preamble
“Company Bylaws”	Section 3.1(d)
“Company Charter”	Section 3.1(d)
“Company Credit Agreement Payoff Letter”	Section 9.5
“Company Data”	Section 3.15(f)
“Company Disclosure Schedule”	Article 3
“Company IT Systems”	Section 3.15(g)
“Company Material Contract”	Section 3.12(a)
“Company Material Intellectual Property”	Section 3.15(b)
“Company Notes Discharge Statement”	Section 9.5
“Company Notes Indenture”	Section 9.5
“Company Notes Trustee”	Section 9.5
“Company Owned Intellectual Property”	Section 3.15(c)
“Company Permits”	Section 3.6(a)
“Company Receivables Financing Agreement Payoff Letter”	Section 9.5
“Company Representatives”	Section 5.3(a)
“Company Subsidiary”	Section 3.1(c)
“Company Subsidiaries”	Section 3.1(c)
“Company Stockholders”	Section 2.2(b)
“CompuCom Financial Statements”	Section 0
“CompuCom Systems”	Section 0
“Confidentiality Agreement”	Section 5.3(a)
“Continuing Employee”	Section 5.8(a)
“Continuing Employees”	Section 5.8(a)
“Data Protection Program”	Section 3.15(f)

“Debt Financing”	Section 5.18(a)
“Dissenting Shares”	Section 2.3
“Divestiture Action”	Section 5.6(b)
“Effective Time”	Section 1.2
“Electronic Delivery”	Section 9.14
“Escrow Account”	Section 2.2(g)(i)
“Escrow Agent”	Section 2.2(g)(i)
“Escrow Agreement”	Section 2.2(g)(i)
“Exchange Agent Agreement”	Section 2.2(a)
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Follow-On Certificate of Merger”	Section 1.2
“Follow-On Merger”	Recitals
“Fractional Share Consideration”	Section 2.1(a)
“Hawkeye Reorganization”	Recitals
“Indemnified Parties”	Section 5.9(a)
“Initial Certificate of Merger”	Section 1.2
“Initial Merger”	Recitals
“Insurance Policies”	Section 3.17
“Intermediate Holdings Reorganization”	Recitals
“Leased Real Property”	Section 3.19
“Letter of Transmittal”	Section 2.2(b)
“Marketing Materials”	Section 5.18(a)(viii)
“Merger Consideration”	Section 2.1(a)
“Merger Sub One”	Preamble
“Merger Sub One Common Stock”	Section 2.1(c)
“Merger Sub Two”	Preamble
“Merger Subs”	Preamble
“Mergers”	Preamble
“Outside Date”	Section 7.1(c)
“Outside Date Extension”	Section 7.1(c)
“Parachute Payments”	Section 5.21
“Parent”	Preamble
“Parent Disclosure Schedule”	Article 4
“Parent Financial Statements”	Section 4.6(b)
“Parent Governing Documents”	Section 4.1(c)
“Parent Preferred Stock”	Section 4.2(a)
“Parent Representatives”	Section 5.3(a)
“Parent SEC Documents”	Section 4.6(a)
“Parent Stock Price”	Section 2.5
“Parent Subsidiary”	Section 4.1(b)
“Parent Subsidiaries”	Section 4.1(b)
“Protected Agreement”	Section 5.8(d)
“Remaining Escrow Amount”	Section 2.2(g)(ii)
“Representative”	Preamble
“Representatives”	Section 5.3(a)

“Sale Bonuses”	Section 9.5
“Specified Arrangement”	Section 3.21
“Stockholder Notice”	Section 5.23
“Surviving Company”	Recitals
“Transactions”	Recitals
“Transfer”	Section 5.16
“Transfer Taxes”	Section 9.3
“Unaudited CompuCom Balance Sheet”	Section 3.7
“Unresolved Claims”	Section 2.2(g)(ii)
“Weil”	Section 5.20

9.7 Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

9.8 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by reason of any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.9 Entire Agreement. This Agreement, together with the Exhibits, Parent Disclosure Schedule and Company Disclosure Schedule, the Confidentiality Agreement and the other documents delivered pursuant hereto constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

9.10 Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the individuals referenced in Section 5.9 and Section 9.16.

9.11 Assignment. This Agreement will not be assigned by any party hereto by operation of Law or otherwise without the prior written consent of the other parties hereto, and, subject to the preceding clause, this Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective permitted assigns.

9.12 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Except as otherwise expressly provided herein, any Law defined or referred to herein will refer to such Law as amended and the rules and regulations promulgated thereunder. Unless otherwise specifically provided for herein, the term “or” will not be deemed to be exclusive.

9.13 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, and any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any of the transactions contemplated by this Agreement shall also be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”), or, if the Chancery Court lacks subject matter jurisdiction of the action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division), or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested only in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE DEBT FINANCING OR ANY LEGAL PROCEEDING INVOLVING OR AGAINST THE DEBT FINANCING SOURCES). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13(c).

9.14 Counterparts; Electronic Delivery. This Agreement may be executed and delivered, including by e-mail of an attachment in Adobe Portable Document Format or other file format based on common standards (“Electronic Delivery”), in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together will constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

9.15 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto will be entitled to specific performance and the issuance of immediate injunctive and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof in any court referred to in Section 9.13(b), without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at Law or in equity. Each party hereto further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate or that the consideration reflected in this Agreement was inadequate or that the terms of this Agreement were not just and reasonable.

9.16 No Recourse. Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that no Non-Recourse Party of a party to this Agreement shall have any liability under this Agreement for any claim (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for breach of this Agreement or in respect of any oral representation made or alleged to be made in connection herewith.

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IN WITNESS WHEREOF, Parent, Merger Sub One, Merger Sub Two, the Company and the Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OFFICE DEPOT, INC.

By:	/s/ Gerry P. Smith
Name: Gerry P. Smith
Title: Chief Executive Officer

LINCOLN MERGER SUB ONE, INC.

By:	/s/ Gerry P. Smith
Name: Gerry P. Smith
Title: President

LINCOLN MERGER SUB TWO, LLC

By:	/s/ Gerry P. Smith
Name: Gerry P. Smith
Title: President

[Signature Page to Agreement and Plan of Merger]

THL PORTFOLIO HOLDINGS CORP.

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

THOMAS H. LEE EQUITY FUND VI, L.P.,
solely in its capacity as the Representative

By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Soren L. Oberg
Name:	Soren L. Oberg
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]